KRAMER LEVIN NAFTALIS & FRANKEL LLP

GEORGE M. SILFEN
PARTNER
PHONE 212-715-9522
FAX 212-715-8422
GSILFEN@KRAMERLEVIN.COM

January 4, 2017

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Third Avenue Trust (the "Trust")

Dear Sir or Madam:

Enclosed for electronic filing on behalf of the Trust, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is: (1) a copy of the amended complaint ("Amended Complaint") filed on October 19, 2016 in the Court of Chancery of the State of Delaware, naming the Trust as a nominal defendant and certain others as defendants in a lawsuit (Verified Amended Derivative Complaint, *In Re Third Ave. Trust Shareholder & Derivative Litigation,* C.A. No. 12184-VCL (Del. Ch. Oct. 19, 2016)); and (2) a copy of the complaint ("Complaint") filed on December 2, 2016 in the Court of Chancery of the State of Delaware, naming the Trust as a defendant in a lawsuit (Verified Complaint, *Zuber v. Third Ave. Trust,* No. 12959-2016 (Del. Ch. Dec. 2, 2016)).

If you have any questions regarding this filing, please contact me at (212)715-9522.

Sincerely,

/s/ George M. Silfen
George M. Silfen

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE THIRD AVENUE TRUST SHAREHOLDER & DERIVATIVE LITIGATION	CONSOLIDATED C. A. No. 12184-VCL PUBLIC VERSION FILED ON: October 19, 2016

VERIFIED AMENDED DERIVATIVE COMPLAINT

Lead Plaintiff Daniel Krasner and Plaintiff Avi Wagner (collectively, "Plaintiffs"), by and through their attorneys, allege as follows based on personal knowledge as to themselves and on information and belief as to other matters. Plaintiffs' information and belief is based on the investigation of counsel, including a review of documents filed by Third Avenue Trust (the "Trust") with the Securities and Exchange Commission ("SEC"), news articles, reports, and documents produced by the Trust and Third Avenue Management LLC (the "Adviser" or "Third Avenue") in response to Plaintiffs' books and records demands pursuant to Section 3819(a) of the Delaware Statutory Trust Act and the judgment entered in *Krasner v. Third Avenue Trust*, C.A. No. 12113-VCL (Del. Ch.).

NATURE OF THE ACTION

1. This derivative action arises out of the largest mutual fund failure since the 2008 financial crisis. On December 9, 2015, the Adviser announced that the Third Avenue Trust Focused Credit Fund (the "Fund"), an open-end mutual

fund, had adopted a Plan of Liquidation and would no longer honor redemption requests – without first obtaining authorization from the SEC. The Fund, which had assets of more than $3.5 billion in mid-2014, had dwindled to just $789 million in assets – due in large part to $1.1 billion of net redemptions in 2015.

2. Defendants caused the Fund's implosion and the related losses suffered by the Fund. In January 2016, bond-fund giant Blackrock prepared a memorandum for the SEC identifying two red flags at the Fund:

> Third Avenue's need to shut [the Fund] did not happen "suddenly." As it approached the decision point, [the Fund] presented a number of red flags. The first red flag was the level of outflows. Given that the portfolio already held a significant amount of less liquid assets, the need to liquidate some assets while holding increasingly concentrated amounts of illiquid assets created an unsustainable situation.
>
> * * *
>
> The second red flag in the Third Avenue situation was that illiquid assets came to exceed what was reasonably expected to meet redemptions in terms of the redemption trends for [the Fund].

Blackrock further observed that the Fund "was not a typical high yield open-end mutual fund. Rather, [the Fund] was a concentrated distressed debt portfolio with significant investments in securities in default[.]"

3. Financial commentator and former hedge manager Jim Cramer called the Fund "the Gowanus Canal of mutual funds" and questioned the accuracy of the Fund's valuations of its assets:

> Looking at this list, I can't believe that this fund had the guts to say that it was only down 27%. I think that these pieces of paper were so ghastly that in order to sell them they would be worth half of what they might be carried [at]. And that's why I think it had to close. Only a fool would bid on most of these assets.

4. Plaintiffs' investigation has revealed that Defendants loaded the Fund with risky, illiquid investments placing the Fund in a position where it could not weather market volatility. Defendants invested the Fund's assets in a quantity of illiquid investments that exceeded the Fund's stated policy limiting illiquid investments to 15% of the Fund's assets. Defendants also took large positions in risky investments that were difficult to exit. Defendants failed to maintain sufficient liquidity to meet expected redemption requests and failed to take reasonable and necessary steps to address liquidity concerns as redemptions increased.

5. Defendants tried to prop up the Fund by reporting inflated valuations of the Fund's securities that lacked any good-faith basis, which instead exacerbated the Fund's liquidity crisis by increasing the amounts paid out in redemptions. The Fund's illiquid and restricted assets could not be sold anywhere near the reported prices, particularly when asset sales were necessary to meet cascading redemption demands.

6. Defendants failed to revise the Fund's valuations downward to reflect this reality. Defendants caused the Fund to report unrealistic asset values, in a futile effort to dissuade investors from demanding redemptions. Investors who redeemed their shares received a larger percentage of the Fund's assets than their shares were worth. Predictably, redeeming shareholders at overvalued prices required the Fund to liquidate even more of its investments at low prices.

7. Defendants caused substantial losses to the Fund. Their failure to manage the Fund in accordance with the Fund's stated investment policy and applicable laws and regulations constitutes breaches of fiduciary duty as well as breaches of the operative trust instrument and investment advisory agreement.

PARTIES

A. Plaintiffs

8. Lead Plaintiff Daniel Krasner is a shareholder of the Fund having purchased shares of the Fund in September 2009, and he has held shares continuously throughout the period of alleged misconduct.

9. Plaintiff Avi Wagner is a shareholder of the Fund having purchased shares of the Fund in December 2013, and he has held shares continuously throughout the period of alleged misconduct.

B. Nominal Defendant

10. Nominal Defendant Third Avenue Trust is a Delaware statutory trust with its principal office located at 622 Third Avenue, New York, New York. The Trust is governed by a Trust Instrument dated October 29, 1996 (the "Trust Instrument"). The Trust is managed by a Board of Trustees (the "Board" or the "Trustees"). The Fund was organized as an open-ended investment company and is one of five separate series of the Trust.

C. Defendants

11. Third Avenue is a limited liability company, organized in the State of Delaware, with its principal office located at 622 Third Avenue, New York, New York. Third Avenue is a registered investment advisor with the SEC, and it is both the Trust's and the Fund's investment advisor. The Adviser's parent company Third Avenue Holdings Delaware LLC ("Third Avenue Holdings") is majority owned by Affiliated Managers Group, Inc. ("AMG"). The remaining unitholders of Third Avenue Holdings consist of senior members of its management, including Defendants Whitman and, before his departure, Barse.

12. Martin J. Whitman ("Whitman") is, and at all relevant times was, the Chairman of the Board of the Trust, and a Founder and Chairman of the Adviser. Whitman is also a unitholder of Third Avenue Holdings.

13. David M. Barse ("Barse") was, at all relevant times, Trustee, President and Chief Executive Officer of the Trust, and Chief Executive Officer of the Adviser. [redacted] Prior to leaving the Adviser and the Board in December 2015, Barse was the Trust's Principal Executive Officer, and he executed the Trust's certifications under Rule 30a-3 of the Investment Company Act of 1940 (the "1940 Act"). In addition, prior to leaving the Adviser, Barse had been a unitholder of Third Avenue Holdings.

14. William E. Chapman, II ("Chapman") is, and at all relevant times was, a Trustee of the Trust and serves on its Fair Value Committee. Chapman also serves as trustee for other funds managed, directly or indirectly, by AMG.

15. Lucinda Franks ("Franks") is, and at all relevant times was, a Trustee of the Trust and serves on its Fair Value Committee.

16. Edward J. Kaier ("Kaier") is, and at all relevant times was, a Trustee of the Trust and serves on its Fair Value Committee. Kaier also serves as trustee for other funds managed, directly or indirectly, by AMG.

17. Eric Rakowski ("Rakowski") is, and at all relevant times was, a Trustee of the Trust and serves on its Fair Value Committee. Rakowski also serves as trustee for other funds managed, directly or indirectly, by AMG.

18. Patrick Reinkemeyer ("Reinkemeyer") is, and at all relevant times was, a Trustee of the Trust and serves on its Fair Value Committee.

19. Martin Shubik ("Shubik") is, and at all relevant times was, a Trustee of the Trust and serves on its Fair Value Committee.

20. Charles C. Walden ("Walden") is, and at all relevant times was, a Trustee of the Trust and serves on its Fair Value Committee.

21. Defendants Whitman, Barse, Chapman, Franks, Kaier, Rakowski, Reinkemeyer, Shubik, and Walden, are referred to collectively as the "Board Defendants."

22. Vincent J. Dugan ("Dugan") is Chief Financial Officer and Treasurer of the Trust and Chief Financial Officer and Chief Operating Officer of the Adviser. Dugan was and remains the Trust's Principal Financial Officer, and he executed the Trust's certifications under Rule 30a-3 of the 1940 Act. Dugan serves on the Trust's Valuation Committee and [redacted]

23. W. James Hall ("Hall") is General Counsel and Secretary of the Trust and of the Adviser. Hall serves on the Trust's Valuation Committee [redacted]

24. Joseph J. Reardon ("Reardon") is Chief Compliance Officer of the Trust and of the Adviser. [redacted]

25. Michael Buono ("Buono") is Controller of the Trust and the Adviser. Buono serves on the Trust's Valuation Committee.

26. Defendants Whitman, Barse, Dugan, Hall, Reardon, and Buono are referred to collectively as the "Officer Defendants."

27. The Board Defendants and the Officer Defendants are referred to collectively as the "Individual Defendants."

SUBSTANTIVE ALLEGATIONS

A. Background of the Fund

28. Third Avenue is a mutual fund manager focusing on value investing. Defendant Whitman, who was a well-known value investor and achieved a loyal following after successfully analyzing and investing in, among other things, the defaulted bonds of the bankrupt Penn Central Railroad, founded Third Avenue in 1986. [redacted]

29. Third Avenue manages over $10 billion in at least five mutual funds and private client accounts. The mutual funds are issued by the Trust, which issues a specific series of shares for each of its funds, including the Fund.

30. The Trust first offered the Fund to investors in August 2009. The Fund was, and at all times has been, registered with the SEC as an open-end investment company under the Act. The Fund focused on investing in bonds and other types of credit instruments that are rated below investment grade by some or all of the bond rating agencies. The Fund's investments included very low-rated junk bonds, including many rated CCC+ and below. According to Standard and Poor's credit rating definitions, bonds rated CCC are "currently vulnerable to nonpayment, and [ ] dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation."

31. The Fund offered two share classes: Institutional Class and Investor Class. The Institutional Class was available to persons purchasing at least $100,000 worth of shares, and the Investor Class had a minimum of $2,500. The presence of the Institutional Class reflected the Adviser's marketing of the Fund to money managers and other "fund of funds" that invested substantial sums of their clients' money.

32. The Trust's Board of Directors (the "Board") was responsible for overseeing the management of the Fund. The Board retained the Adviser as the Fund's investment advisor pursuant to an Investment Advisory Agreement. The Investment Advisory Agreement required the Adviser to at all times use reasonable efforts to conform to and act in accordance with the 1940 Act, applicable law, the Trust Instrument, the investment objective, policies and restrictions in the Fund's prospectus, and any policies and determination of the Board. Whitman and Barse were members of the Board and, at relevant times, were the senior officers of the Adviser. The Adviser was responsible for the day-to-day management of the Fund. [redacted]

33. The Fund launched in August 2009, and raised over $700 million by the end of 2010. As of July 31, 2014, the Trust reported that the Fund had net assets of over $3.5 billion. One year later, as of July 31, 2015, the Fund's net assets had dropped to approximately $2.1 billion. By October 31, 2015, the Fund's net assets plummeted even further to just over $1.3 billion. When the Fund closed, on December 9, 2015, it had just $789 million in net assets, which further declined to $660 million by December 31, 2015.

B. Accurate Valuation and Maintaining Liquidity are the Cornerstones of an Open-Ended Mutual Fund

34. The Fund was registered under the 1940 Act as an open-ended mutual fund. The 1940 Act and the SEC require such funds to stand ready to redeem shareholders' investments at their stated net asset value ("NAV"), which is computed based upon the value of a mutual fund's assets minus liabilities divided by the number of shares outstanding or (NAV = (assets – liabilities) / shares outstanding). The 1940 Act provides that an open-ended fund, such as the Fund, may not suspend the right of redemption or postpone the payment of redemption proceeds for more than seven days after a shareholder's tender of the security, absent specified unusual circumstances. *See* 15 U.S.C. § 80a-22(e).

35. Because an open-ended fund's shareholders are permitted to buy shares from or sell shares to the fund at NAV, the SEC has repeatedly emphasized the importance of providing accurate valuations. "If the net asset value of a mutual fund is not accurate, purchasing or redeeming shareholders may pay or receive too little or too much for their shares, and the interests of the remaining shareholders may be overvalued or diluted." *See* Revision of Guideline to Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828 (Mar. 20, 1992).

36. The SEC requires open-ended funds to maintain a high percentage of liquidity in their portfolios to ensure that funds can meet redemption requests.

Open-ended funds are required to monitor their portfolio liquidity and adjust the portfolio as necessary to meet redemption obligations. The SEC guidelines generally limit an open-ended fund's holdings in illiquid securities to 15% of the fund's net assets. *See* Revision of Guideline to Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828 (Mar. 20, 1992). Illiquid securities are assets that cannot be sold in the ordinary course of business within seven days at the value established by the Fund, including securities that cannot be sold due to legal or contractual restrictions.

C. Valuing the Fund's Assets

i. 1940 Act Valuation Requirements and SEC Pricing Guidance

37. The 1940 Act requires a mutual fund to value its securities by using the market value of the securities when market quotations for the securities are "readily available." When market quotations are not readily available, the 1940 Act requires the mutual fund's board to determine, in good faith, the "fair value" of the securities. The Board's statutory obligation to determine the fair value of portfolio securities is "non-delegable," although the Board may be assisted by others such as a valuation committee or the investment adviser in performing the actual calculations using methodologies approved by the board.

38. The SEC has articulated its position on the 1940 Act's valuation requirements in a series of releases and guidance over the last fifty years (collectively, the "SEC Pricing Guidance").

39. The SEC Pricing Guidance has repeatedly emphasized that the "fair value" of a security is the "current sale" value of the security. *See, e.g.*, Accounting Series Release No. 118 (1970) ("ASR 118"). In 1999, the SEC described the fair value standard as follows in terms of the price that would be obtained in a "current" sale:

> [T]he fair value of a portfolio security is the price which the fund might reasonably expect to receive upon its ***current sale***. Ascertaining fair value requires a determination of the amount that an arm's-length buyer, under the circumstances, would ***currently pay*** for the security. Fair value cannot be based on what a buyer might pay at some later time, such as when the market ultimately recognizes the security's true value as currently perceived by the portfolio manager. Funds also may not fair value price portfolio securities at prices which are not achievable on a ***current basis*** on the belief that the fund would not currently need to sell those securities.

1999 SEC Pricing Guidance (emphasis added).

40. The SEC Pricing Guidance has explained that "[c]ompliance with the good faith standard [for determining the fair value of securities] generally reflects the directors' faithfulness to the duties of care and loyalty that they owe to the fund." 2001 SEC Pricing Guidance. Accordingly, the SEC emphasizes the following basic requirements with which a mutual fund board must comply in

meeting its obligation to determine the fair value of portfolio securities in good faith:

(a) First, "it is incumbent upon the Board of Directors to satisfy themselves that all appropriate factors relevant to the value of securities for which market quotations are not readily available have been considered and to determine the method of arriving at the fair value of each such security." ASR 118 (1970); *accord* 2001 SEC Pricing Guidance ("[A] board acts in good faith when its fair value determination is the result of a sincere and honest assessment of the amount that the fund might reasonably expect to receive for a security upon its current sale, based upon all of the appropriate factors that are available to the fund.").

(b) Second, "[t]he board must also, consistent with this responsibility, continuously review the appropriateness of the method used in valuing each issue of security in the company's portfolio." ASR 118 (1970); *accord* 2001 SEC Pricing Guidance ("a board acts in good faith when it 'continuously review[s] the appropriateness of the method used' in determining the fair value of the fund's portfolio securities."). That means mutual funds "should regularly evaluate whether their pricing methodologies continue to result in values that they might reasonably expect to receive upon a current sale." 2001 SEC Pricing Guidance. Mutual funds should also "regularly test the accuracy of their fair value prices by

comparing them with values that are available from other sources, including actual trade prices, as well as quotations from pricing services and dealers." *Id.*

(c) Third, because the obligation to determine the fair value of securities in good faith rests with the board, "directors must recognize their responsibilities in this matter and whenever technical assistance is requested from individuals who are not directors, the findings of such individuals must be carefully reviewed by the directors in order to satisfy themselves that the resulting valuations are fair." ASR 118 (1970); *see also*, *e.g.*, In the Matter of Seaboard Associates, Inc. (Report of Investigation Pursuant to Section 21(a) of the Exchange Act), Investment Company Act Release No. 13890 (Apr. 16, 1984) ("The Commission wishes to emphasize that the directors of a registered investment company may not delegate to others the ultimate responsibility of determining the fair value of any asset not having a readily ascertainable market value ….").

ii. <u>The Trust Instrument's Valuation Requirements</u>

41. Section 9.3 of the Trust Instrument, entitled "Determination of Net Asset Value and Valuation of Portfolio Assets," generally tracks the 1940 Act's valuation requirements. Specifically, Section 9.3 states in relevant part that:

> [D]etermination [of NAV] shall be made with respect to securities for which market quotations are readily available, at the market value of such securities; and with respect to other securities and assets, at the fair value as determined in good faith by the Trustees; provided, however, that the Trustees, without Shareholder approval, may alter

{FG-W0415262.}

> the method of valuing portfolio securities consistent with the 1940 Act.

Trust Instrument § 9.3. The Trust Instrument's good faith standard for fair valuing securities must be understood in context as referring to the similar requirement in the 1940 Act and the related SEC Pricing Guidance. Accordingly, the Trust Instrument requires that the Trustees comply with their duties of care and loyalty in determining the fair value of the Fund's securities.

42. Section 10.2 of the Trust Instrument, entitled "Indemnification," makes clear that the Trustees may be held liable for bad faith, willful malfeasance, gross negligence or reckless disregard of duties. The Trust Instrument thus tracks Section 17(h) of the 1940 Act, which states:

> [N]either the charter, certificate of incorporation, articles of association, indenture of trust, nor the by-laws of any registered investment company, nor any other instrument pursuant to which such a company is organized or administered, shall contain any provision which protects or purports to protect any director or officer of such company against any liability to the company or to its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

15 U.S.C. § 80a–17(h).

iii. <u>Accounting Standards for Fair Value Securities</u>

43. Financial Accounting Standards Board Accounting Standard Codification ("FASB ASC") 820-10, Fair Value Measurements and Disclosures,

requires that the Fund disclose the fair value of its investments in a hierarchy that prioritizes the inputs used to measure fair value. FASB ASC 820-10 defines fair value as the price the Fund would receive in an orderly transaction to an independent buyer in the principal or most advantageous market for the investment under current market conditions.

44. The relevant FASB metrics, which were reported upon in the Trust's filings with the SEC, provide for the following inputs:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;
- Level 2 – Significant other observable inputs, such as quoted prices for similar assets using observable data such as interest rates and yield curves; and
- Level 3 – Significant unobservable inputs not derived from the market which may include inputs such as cash flow forecasts, default probabilities and loss severity analyses.

iv. **The Fund's Pricing Policy and Procedures**

45. The Fund's valuation policy and procedures are set forth in the Fund's Pricing Policy, which is approved by the Board at least annually.

46. The Adviser established a Valuation Committee (the "Valuation Committee") that was responsible for overseeing the pricing and valuation of the Fund's assets on a daily basis. The Valuation Committee was composed of the Trust's Chief Financial Officer (defendant Dugan), Controller (defendant Buono) and General Counsel (defendant Hall). [redacted]

[redacted]

47. The Pricing Policy provides [redacted]

48. The Trust also established a Fair Value Committee composed of the non-Adviser members of the Board (defendants Chapman, Franks, Kaier, Rakowski, Reinkemeyer, Shubik and Walden). The Pricing Policy [redacted]

49. The Pricing Policy provides [redacted]

50. The Pricing Policy provides that [redacted]

[redacted] (emphasis added). The Pricing Policy requires [redacted]

51. The Pricing Policy provides that [redacted] It then sets forth a [redacted] including the following:

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

52. In addition, valuations need to be updated regularly because the prices of the Fund's high-yield debt securities "are more volatile than those of higher rated bonds due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer, general market liquidity, and the risk of an issuer's inability to meet principal and interest payments." Statement of Additional Information (March 1, 2015) at 8.

53. As alleged below, the Fund's fair value determinations and methodologies failed to comply with the Fund's Pricing Policy and were not based on consideration of relevant factors and information. In particular, the Valuation Committee, Fair Value Committee and Board failed to properly inform themselves of and consider [redacted]

[redacted]

D. <u>Monitoring the Fund's Liquidity and Portfolio Risks</u>

i. <u>The Fund's Liquidity Procedures</u>

54. The Fund's Pricing Policy, [redacted]

55. [redacted]

56. [redacted]

[redacted] [redacted]

[redacted]

[redacted] [redacted]

[redacted] [redacted]

57. [redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

58. [redacted]

59. As alleged in more detail below, during the relevant time period, [redacted]. Moreover, it was or should have been apparent to the Board [redacted]

ii. <u>The Fund's Investment Guidelines and Risk Committee</u>

60. [redacted]

[redacted]

61. [redacted]

62. [redacted]

63. [redacted]

[redacted]

E. Volatility in the High Yield and Distressed Asset Market Results in Increased Redemption Requests

64. In January 2014, the SEC responded to increased volatility in the fixed income market by releasing an "IM Guidance Update" (No. 2014-01). The IM Guidance Update noted that in June 2013, the fixed income markets experienced increased volatility due to the prospect of the Federal Reserve Board ending its quantitative easing program and a general rise in interest rates. The IM Guidance Update noted the increase in outflows from bond mutual funds and recommended that fund managers consider various steps, including assessing liquidity, to ensure the ability to meet redemption requests.

65. On April 1, 2014, the SEC adopted the "Volcker Rule," which placed severe restrictions on the ability of brokerage firms and Wall Street trading desks to assume large illiquid positions, with an exemption for the purposes of market making. *See Relationships and Restrictions on Proprietary Trading and Certain Interests In, and Relationships With, Hedge Funds and Private Equity Funds*, 17

C.F.R. Part 255 (2014). The "Volcker Rule," which was to become effective in July 2015, meant that Wall Street trading desks would have to buy securities for the purpose of re-selling them to other customers and not speculatively buy any large positions with the hope of being able to profit from a future sale. Given the Fund's concentrated positions in certain securities issues, this regulatory restriction threatened the Fund's ability to sell the securities it owned.

66. The Fund's Third-Quarter 2014 Portfolio Manager Commentary (the "3Q 2014 Shareholder Letter"), dated as of July 31, 2014, and provided to the Board, discussed decreasing market liquidity at length. In a section of the Shareholder Letter titled "Clearing Up a Misunderstanding: Distressed ≠ Illiquid," the Fund management team emphasized that "[l]iquidity is mostly a function of the amount of debt outstanding, how many people own the debt and ultimately the price at which you are trying to buy or sell." The Letter noted that many of the Fund's distressed investments at that time were in issuers with large outstanding debt and explained that the Fund makes investments "in smaller issuers but seek[s] to balance the expected return with the liquidity constraints that arise due to size. One way in which we resolve this tradeoff is by managing position size; we allocate less weight to opportunities where the issue is not sufficiently large." The Letter further explained that the Fund views "liquidity as an opportunity….

[W]hen a large seller emerges and needs to sell $25 to $50 million of a troubled company we can often provide that liquidity and purchase securities at attractive discounts." As a result, the Letter stated the Fund was receiving an "illiquidity premium on some of our smaller investments." The Letter also noted the tie between liquidity in the high yield and distressed market and "the negative impact of outflows [i.e., redemptions] on the portfolio." The Letter stated that Fund management expected it could raise cash if necessary by "sell[ing] small pieces of the vast majority of [the Fund's securities] quickly and with minimal price ramifications."

67. Increased redemption requests began to affect the Fund as early as mid-2014. [redacted]

68. As more Fund investors sought to redeem their shares, the Fund was forced to liquidate additional assets to meet its obligations. To do so, the Fund sold off its more liquid assets, thereby increasing its overall percentage of illiquid assets.

F. Increasing Illiquidity at the Fund and in the Market [redacted]

69. In light of increasing liquidity concerns, in or about October 2014, [redacted]

70. [redacted]

[redacted]

71. [redacted]

72. By December 31, 2014, it was evident that the Fund was under increasing pressure. Due to massive redemptions and poor performance, the Fund's net assets had dropped more than a third from $3.58 billion as of July 31, 2014 to $2.37 billion as of December 31, 2014. The Fund's three-month return for

its investor class as of December 31, 2014 was -9.82% compared to -1.00% and -0.37% returns for its performance benchmarks, the Barclays High-Yield Index and Credit-Suisse Leveraged Loan Index, respectively.

73. In late December 2014, in response to market liquidity concerns and increasing redemptions from the Fund, [redacted]

74. [redacted] Nonetheless, the Board failed to take any actions to ensure it received timely and adequate information about the status of the Fund's liquidity and the securities the Adviser deemed illiquid or potentially illiquid.

75. By April 2015, the Adviser was sufficiently concerned about the Fund's liquidity that [redacted]

[redacted]

76. Also in April 2015, [redacted]

77. [redacted]

[redacted]

78. On May 9, 2015, *Barrons* published an article titled: “Can Third Avenue Get Back on Track?” The article described, among other things, the poor performance of the Fund during the second half of 2014. Thomas Lapointe, the Fund’s lead portfolio manager, acknowledged the liquidity problems in the marketplace but characterized them as an opportunity for the Fund to purchase securities at a discount by stating that: “There’s nothing better than people running out of a building with their hair on fire.”

G. [redacted]

79. [redacted]

[redacted] Nevertheless, the Board did not ask any questions [redacted]

80. [redacted]

81. [redacted]

[redacted]

(a) [redacted]

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(b) [redacted]

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(c) [redacted]

(d) [redacted]

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H. **The Fund Receives Massive Redemption Requests and the Adviser Responds By Manipulating Valuations in <u>an Attempt to Forestall a Run on the Fund</u>**

82. By July 2015, it was becoming apparent to sophisticated investors that there were significant problems at the Fund. In July 2015, the Fund's investors made net redemptions totaling over ████████ compared to the prior month's net redemptions of approximately ████████ Approximately ████████ or

[redacted] of the July net redemptions came from investors holding the Institutional Class shares issued by the Fund. The Board was aware of the massive redemptions [redacted]

83. The huge uptick in redemptions followed shortly after the filing of the Fund's Semi-Annual Report (Form N-CSR) for the period ending April 30, 2015 with the SEC on June 26, 2015. This SEC filing made public certain aspects of the troubling information [redacted] The Semi-Annual Report, for example, provided information concerning the amount and value assigned to each security held as well as the computation of NAV. It also showed a 65% increase in the amount of the Fund's assets that were being fair valued during the three-month period ended April 30, 2015.

84. [redacted] Specifically, the Semi-Annual Report disclosed that 17.31% of the Fund's assets were Level 3 securities, which meant the securities were not actively traded and their prices were based on significant unobservable inputs not derived from the market, and that 74.34% of

the Fund's assets were Level 2 securities, which meant that they were not actively traded and their prices were instead based upon significant other observable inputs, such as quoted prices for similar assets or other observable data such as interest rates and yield curves. [redacted]

85. The Volcker Rule limiting proprietary trading by brokerage firms became effective on July 21, 2015. The rule was widely believed to have caused a general decline in liquidity in the bond market, and the time period in which it became effective coincides with what the Fund described as an unprecedented decline in liquidity for the Fund's investments.

86. Concerns regarding the impact of the Volcker Rule on bond market liquidity were widespread. Paul Volcker, the former Chairman of the Federal Reserve Board after whom the rule is named, was quoted as responding to these claims by stating that there are "people that want to buy oddball securities, and think they can sell them the next day at the same price or a very close price, and that shouldn't be the real world." Fred Imbet, No, there is no illiquidity problem in bonds: Paul Volcker (CNBC July 30, 2015).

87. As the end of July approached, the Adviser and Officer Defendants knew the Fund would need to report its results for the quarter ended July 31, 2015 along with information showing a decline in the Fund's net assets due to the massive redemptions in July. Faced with that reality [redacted] the Adviser and Officer Defendants desperately needed to forestall a run on the Fund. They thus conspired to inflate the value of the Fund's fair value securities and thereby the Fund's NAV and performance with the goal of preventing a run on the Fund.

88. A prominent example of the Adviser and Officer Defendants' manipulation of the Fund's fair valued securities is their valuation of the Fund's Liberty Tire securities, which were the Fund's second largest holding representing approximately 5% of the Fund's net assets, on July 29, 2015. The July 29, 2015 valuation inflated the Fund's assets by [redacted] and overstated its NAV and returns [redacted] respectively.

89. The July 29 valuation increased the fair value of the equity of Liberty Tire, which the Fund had just acquired in March 2015, from [redacted] That change increased the Fund's assets by [redacted] increased its NAV [redacted] and increased its returns [redacted] The July 29 valuation continued to value the Liberty Tire Second

Lien Notes at par (i.e., $100). If the Fund had valued the Notes at $64, which was the median price used by other funds as of July 31, 2015, the Fund's assets would have been approximately [redacted] lower, its NAV [redacted] and its returns approximately [redacted] lower.

90. [redacted]

91. The Liberty Tire valuation was not based on consideration of all appropriate factors relevant to the current sale value of the Liberty Tire securities, [redacted] Relevant factors not considered include the following.

(a) [redacted]

[redacted]

(b) Recent Transactions in Similar Securities. Similar distressed debt securities were trading well below par during this time period. By way of example, the average price for the Fund's debt securities as of July 31, 2015 was [redacted]

(c) Size of Holding, Liquidity and Expenses of Disposition. The Fund owned approximately [redacted] of Liberty Tire's equity and [redacted] of Liberty Tire's Second Lien Notes. The Liberty Tire equity and Second Lien Notes were both illiquid, particularly in light of current market conditions, the quantities owned by the Fund, and the prices used by the Fund.

(d) Ratings Agency Reports. On June 16, 2015, Moody's issued a report setting Liberty Tire's Corporate Family and Probability of Default ratings at Caa2, which means that Moody's evaluated Liberty Tire's securities as "speculative of poor standing" and "subject to very high credit risk." The Moody's report expressed "concern that despite several significant operational changes made

recently, the company's current operating model cannot sustain the proposed capital structure over the intermediate-to-long term." Moody's further explained that "Liberty Tire's very high leverage even after the March 2015 out-of-court debt restructuring … raises the likelihood that more meaningful adjustments to the operating model and/or the capital structure will need to be made in the next 12 - 18 months."

(e) Broker Quotes. [redacted]

(f) Valuations by Other Funds. Mutual funds often share fair value pricing information if requested by another fund for pricing purposes. To the extent the pricing information is not shared, it is publicly available in SEC filings on a quarterly basis within sixty days of the quarter end and frequently available much sooner and on a monthly basis on each fund's website. The following chart compares the pricing of Liberty Tire securities by other mutual funds with the Fund's pricing. It shows that other funds assigned little to no value to Liberty Tire's equity. It also shows that other fund families substantially decreased the

value of the Liberty Tire's Second Lien Notes in July 2015, as would be expected given market conditions.

Fund	Valuation Date	Second Lien Notes	Equity
Alliance Bernstein Global High Income Fund	6/30/15	$91	$0.00
Pioneer Dynamic Credit Fund, Strategic Income Fund & High Income Trust	6/30/15	$91	$0.01
AB (Alliance Bernstein) High Income Fund	7/31/15	$81.5	$0.00
American Beacon High Yield Bond Fund	7/31/15	$62	$0.00
Pioneer Multi-Asset Income Fund, High Yield Fund, Global High Yield Fund & Diversified High Income Trust	7/31/15	$64	$0.01
Third Avenue Focused Credit Fund	**7/31/15**	**$100**	**$6.35**

92. [redacted]

93. The trend of increased redemptions from the Fund continued in August 2015 at approximately the same rate as July 2015. Net investor withdrawals totaled [redacted] during August 2015, [redacted] made by holders of the Institutional Class of the Fund's stock. The situation was severe enough that by August 3, 2015, [redacted]

[redacted]

94. This continuing trend of net redemptions was also accompanied by, and exacerbated by, a decline in the Fund's reported NAV -- Institutional Class shares had declined from $9.46 per share on June 1, 2015 to $9.08 per share on July 1, 2015, to $8.87 per share on August 3, 2015.

95. On August 19, 2015, Barse appeared on Bloomberg TV to discuss the Volcker Rule and its effect on liquidity and prices in the high-yield market. Barse observed that the reduced market liquidity was affecting the prices of high-yield securities:

> Host: The illiquidity question. Is this a crisis brewing here?
>
> Barse: You know, I don't think it's a crisis. It's a change that is evolving in the market every day. And people are learning how to adjust. There will be a lot of winners and a lot of losers as a result of what is happening.… The most important point about this is the opportunity that it's creating because dislocation in prices is exacerbated by what's going on. Certain securities because of that illiquidity component are just getting super cheap.…

Barse also explained that the Fund's traditional sources of liquidity were "basically gone" as a result of the Volcker Rule:

Host: But do you think there is an illiquidity problem?
Barse: I think there is an illiquidity adjustment going on.
Host: What does that mean?
Barse: That means that people are needing to adjust to the way that you enter into the market and exit from the market. We're doing that every day. We had a meeting last evening with counterparties in the marketplace that aren't traditional counterparties for us to transact with. Because we want to find new alternatives to get better execution for the securities when we want to buy them or when we want to sell them.
Host: Is that because the banks aren't there anymore?
Barse: ***All of the risk off that's gone on at the traditional sources of capital or at least transactional capital for us are basically gone.*** It's very hard to make two-sided markets with these institutions any longer because of what's gone on with the risk off.

http://www.bloomberg.com/news/videos/2015-08-19/david-barse-urges-investor-patience-amid-illiquidity (emphasis added).

I. The Board Ignores the Illiquidity and Valuation Problems of the Fund [redacted]

96. [redacted]

{FG-W0415262.}

97. [redacted]

98. [redacted]

[redacted]

99. The Board failed to inquire about any efforts made to sell [redacted] even though the Adviser had previously stated that it expected to meet redemption requests by selling small portions across the Fund's portfolio (see infra ¶ 66). The Board also failed to inquire about the extent to which such sales efforts [redacted] Indeed, notwithstanding the massive redemptions and increased Exceptions, the Board did not ask any questions [redacted]

100. [redacted]

[redacted]

101. [redacted] Some examples of these red flags include the following.

(a) The Fund was experiencing substantial net redemptions, and there was a liquidity crisis in the market for high yield and distressed securities. [redacted]

(b) [redacted]

[redacted]

(c) [redacted]

[redacted]

(d) [redacted]

(e) [redacted]

(f) [redacted]

[redacted]

(g) [redacted]

102. [redacted] Most of the valuations, like the Liberty Tire valuation discussed above, were based on the Adviser's assumptions regarding the

value of the company at issue and did not involve consideration of current market-based information that was highly relevant to the current sale value of the securities.

103. Defendants' failure to consider current market information in determining the fair value of the Fund's securities was particularly troubling given that the Third-Quarter 2014 Portfolio Manager Commentary (the "3Q 2015 Shareholder Letter"), dated as of July 31, 2015 and presented to the Board at the September 2015 Board meeting, repeatedly highlighted the disconnect between fundamentals and pricing in the current market. The 3Q 2015 Shareholder Letter explained:

- "Turbulence in the high yield and distressed debt market is pressuring investments with otherwise sound fundamentals."

- "Losses have spread far and wide. … We estimate that mark-to-market losses account for almost a quarter of the value of the debt outstanding in high yield Oil & Gas and over a third of the value of the debt outstanding in other companies, excluding Oil & Gas. These are significant amounts."

- "It is not surprising that the high yield and distressed markets took a nosedive in the last few months."

- "The effects of these events have spilled over onto other parts of the credit market, generating and enhancing the disconnect between price and fundamentals of credits."

- “As mentioned earlier, the pain has not been limited to oil and commodities, so we are seeking to benefit from indiscriminate selling and we have deployed some cash in opportunistic purchases.”

- “Finally, and most importantly, we believe that the Fund is poised to benefit as investors shift back their focus towards company fundamentals as opposed to market technicals. … While others panic, we find that this is the time to stick to our investment philosophy, patiently wait for the fundamentals in our credits to be recognize and focus on identifying the new opportunities likely to arise in this sentiment driven environment.”

104. Consistent with the current market conditions described in the 3Q Shareholder Letter, the Letter noted that the “average dollar price for the credits in the Fund is $74.20, as of July 31, 2015.”

105. [redacted]

1 [redacted]

[redacted]				[redacted]	[redacted]	[redacted]
[redacted]						[redacted]
[redacted]	[redacted]					[redacted]
[redacted]						[redacted]
[redacted]						[redacted]
[redacted]						[redacted]
[redacted]						[redacted]
[redacted]						[redacted]
[redacted]						[redacted]
[redacted]						[redacted]
[redacted]						[redacted]
[redacted]						[redacted]
[redacted]	[redacted]					[redacted]
[redacted]	[redacted]					[redacted]
[redacted]				[redacted]	[redacted]%	

106. The 3Q Shareholder Letter presented at [redacted] also should have been a red flag to the Board about the failure to use current market information in fair valuing equity securities received as part of a restructuring, such as Liberty Tire and several of the other fair valued securities. With respect to Liberty Tire, the Letter explained: "This is an example of a name in the portfolio where our equity upside is potentially significant, as it typically takes some time for the market to revalue the equity from a restructured company." The Letter further described how it takes time and analyst coverage for the market to value equity issued in a restructuring as follows:

> In many of these reorganizations, the bonds and equity that we receive reflect the market value of the bonds that were converted at the time of the reorganization. The difference between the value of the new bonds that we receive compared to the total value of the conversion becomes the initial market value of the equity shares that we receive. The equity is likely to appreciate as sell-side analysts start covering the company and the market recognizes the new, delevered structure.

107. Another reminder to the Board about the importance of considering current market-based information in fair valuing securities was the [redacted] As alleged in more detail above, the Fund's [redacted]

108. [redacted]

J. Massive Redemptions Continue while the Defendants Continue to Value Securities at <u>Prices Failing to Reflect Market Conditions</u>

109. [redacted]

110. [redacted]

111. Even after receiving direct market feedback that the Fund's securities could not be sold at the price they were marked, the Adviser and Officer Defendants failed to update the prices of many of the Fund's securities to reflect their current sale value. Instead, they conspired to prop up the Fund by not revaluing securities and, in certain instances, marking up securities. Defendants' overpricing of fair valued securities led to those securities becoming an

increasingly large percentage of the Fund's net assets, as reflected in the following chart.

Pricing Methodology	**Q4 (1/31/15)**[2]	**Q1 (4/30/15)**	**Q2 (7/31/15)**	**Q3 (10/31/15)**
Fair Valued Securities	$102.0 (4%)	$167.4 (7%)	$191.5 (9%)	$230.9 (17%)
Total Assets (Mkt)	$2,367.8	$2,463.1	$2,095.9	$1,369.1

112. One example of the Adviser and Officer Defendants' manipulation of the Fund's fair valued securities during this time period was their valuation of the Fund's Ideal Standard securities, [redacted] The change in valuation methodology inflated the Fund's assets by approximately [redacted] and overstated its NAV and returns by at least [redacted] per share and [redacted] respectively.

113. [redacted]

[2] In millions, and () as a percent of total assets.

114. [redacted]

115. The Ideal Standard valuation was not based on consideration of all appropriate factors relevant to the current sale value of the Ideal Standard securities, [redacted] Relevant factors not considered include the following.

(a) [redacted]

(b) Recent Transactions in the Similar Securities. Similar distressed debt securities were trading well below par during this time period. By way of example, the Fund's Quarterly Update for the period ended September 30, 2015 indicated that the average price for the Fund's debt securities was $67.91.

(c) Ratings Agency Reports. On August 16, 2015, Fitch issued a report downgrading Ideal Standard's Issuer Default Rating from CC to CCC (*i.e.*, "default of some kind appears probable"). The Fitch report explained that Ideal Standard's "capital structure is unsustainable" and that "its business isn't growing fast enough to cover its accumulating debt."

(d) Broker Quotes. [redacted]

(e) Financial Statements. Ideal Standard's Second Quarter 2015 Financial Statements, which were available to the Adviser and Officer Defendants (and therefore the Board) at the time of the October 26 valuation, showed a loss of approximately $134 million for the first half of 2015. Although the EBITDA during that time period was approximately $36 million, it was dwarfed by financing expenses totaling approximately $148 million. The financial statements thus made clear that the company's securities were accruing interest at an unsustainable rate.

(f) Size of Holding, Liquidity and Expenses of Disposition. The Fund owned approximately [redacted] of the Class B Notes, [redacted] of the Class C Notes and [redacted] of the equity. The Ideal Standard securities were illiquid, particularly in light of current market conditions, the quantities owned by the Fund, and the prices used by the Fund.

116. [redacted] the Valuation Committee approved the fair valuation on October 26, 2015. The Fair Valuation Committee, acting through defendants Walden and Chapman, approved the fair valuation the following day.

117. On October 31, 2015, the Adviser and Officer Defendants approved valuing the Liberty Tire Second Lien Notes and equity at the same prices approved in July 2015 (i.e., par for the Second Lien Notes and $6.35 for the equity) using the same analysis. The Liberty Tire valuation did not comply with the [redacted] or the obligation to consider all appropriate relevant information for the same reasons as alleged with respect to the July 31, 2015 valuation. The October Liberty Tire valuation was even more egregious because by October 2015 the market turmoil and decreased pricing for distressed securities, such as those of Liberty Tire, was that much more apparent. Moreover, the other mutual funds'

pricing of the Liberty Tire securities as of June 30, 2015 and July 31, 2015 had been available in SEC filings for more than a month. Defendants could have inquired about how and why those funds were pricing the Liberty Tire securities at materially lower values, but they did not consider the information about how others in the market were valuing the Liberty Tire securities. The following chart reflects that the Fund's pricing of the Liberty Tire securities remained substantially higher than other mutual funds.

Fund	Valuation Date	Second Lien Notes	Equity
Alliance Bernstein Global High Income Fund	6/30/15	$91	$0.00
Pioneer Dynamic Credit Fund, Strategic Income Fund & High Income Trust	6/30/15	$91	$0.01
AB (Alliance Bernstein) High Income Fund	7/31/15	$81.5	$0.00
American Beacon High Yield Bond Fund	7/31/15	$62	$0.00
Pioneer Multi-Asset Income Fund, High Yield Fund, Global High Yield Fund & Diversified High Income Trust	7/31/15	$64	$0.01
Third Avenue Focused Credit Fund	**7/31/15**	**$100**	**$6.35**
Alliance Bernstein Global High Income Fund	9/30/15	$44	$0.00
Pioneer Dynamic Credit Fund, Strategic Income Fund & High Income Trust	9/30/15	$64	$0.01
AB (Alliance Bernstein) High Income Fund	10/31/15	$48	N/A
American Beacon High Yield Bond Fund	10/31/15	$62	$0.00
Pioneer Multi-Asset Income Fund, High Yield Fund, Global High Yield Fund & Diversified High Income Trust	10/31/15	$64	$0.01
Third Avenue Focused Credit Fund	**10/31/15**	**$100**	**$6.35**

118. In November 2015, the Fund paid out approximately [redacted] in net redemptions (net redemptions since June 2015 totaled [redacted]). In addition, in November 2015, the Fund's Institutional Class shares NAV per share fell from [redacted] to [redacted] and its Investor Class shares NAV per share fell from [redacted] to [redacted] Indeed, redemptions were so heavy that in November 2015 the Fund was forced to draw [redacted] to meet the redemption requests.

119. The Fund continued trying desperately but unsuccessfully to sell its large illiquid positions in November 2015. [redacted] Those efforts failed.

120. On November 19 and 20, 2015, the Financial Industry Regulatory Authority ("FINRA") Trade Reporting and Compliance Engine ("TRACE") reported trades of the Liberty Tire Second Lien Notes at 65.50 and 65.625, respectively. These were the first reported trades since the [redacted] The November 2015 trades confirmed that the Fund had been vastly overstating the value of its Liberty Tire Notes by marking them at 100. Defendants, however, continued to price the Liberty Tire Notes at 100.

121. [redacted]

122. Notwithstanding the continued demonstrated failures to sell substantial investments at a value near to what they were carried on the Fund's

books, Defendants continued to redeem shares based upon a clearly inflated NAV utilizing values which the market had proven could not be realized in a liquid market. [redacted] Of those redemptions, a total of more than [redacted] were made by holders of Institutional Class shares.

123. Allowing these redemptions enabled the Adviser [redacted] to retain their relationships with the many financial advisers and allocation funds which invested in the Funds and other funds managed by the Adviser and the other mutual fund managers [redacted]

K. The Fund Closes and Adopts a Plan of Liquidation

124. On December 7, 2015, the Fund's attempts to sell several illiquid positions at prices close to those at which they had been carried on its books failed.

In addition, the Fund's attempt to obtain a cash infusion from [redacted] and other outside sources had similarly failed.

125. [redacted]

126. [redacted] The Board subsequently approved the plan of liquidation.

127. On December 9, 2015, the Adviser notified Fund investors that it was no longer accepting redemptions and planned to put the Fund into Liquidation. Barse stated in a message to investors:

> We believe that, with time, [the Fund] would have been able to realize investment returns in the normal course. Investor requests for redemption, however, in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for the Fund going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage the remaining shareholders.

In line with its investment approach, the Fund has some investments in companies that have undergone restructurings in the last eighteen months, and while we believe that these investments are likely to generate positive returns for shareholders over time, if [the Fund] were forced to sell those investments immediately, it would only realize a portion of those investments' fair value given market conditions.

128. [redacted]

129. [redacted]

[redacted]

130. [redacted]

131. [redacted]

132. [redacted]

133. By December 14, 2015, the Fund's implosion had taken a substantial toll on AMG's stock price, which had decreased by approximately 14.6% since the market close on December 9, 2015 (during which period the S&P 500 Index only

decreased by 1.2%). The 14.6% stock drop represented a loss in market capitalization of more than $1 billion.

134. On December 16, 2015, the Fund filed with the SEC an Application for an Order Pursuant to Section 22(e)(3) of the 1940 Act, requesting an order allowing the Fund to suspend the redemption of shares until the Fund completed the Liquidation. The Fund agreed that any order granting the requested relief would be subject to several conditions, including that the Fund was in liquidation and would not engage "in any business activities other than those necessary for the protection of its assets, the protection of shareholders and the winding-up of its affairs." Later that day, the SEC issued an order allowing for the suspension of the right of redemption.

135. On December 16, 2015, the Adviser notified Fund investors that the initial shareholder distribution through the Liquidation would include only 9% of the Fund's capital, with the remaining 91% of assets consisting primarily of investments which the Fund was unable to sell for reasonable or above fire-sale prices and some cash the Fund was required to retain.

136. [redacted]

[redacted] Nevertheless, the Board ratified the pricing of the fair valued securities.

137. [redacted]

	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

L. <u>Commentary on the Fund's Implosion</u>

138. Soon after the Fund closed, the Fund's structural problems, including its questionable valuations, became well-reported.

139. On December 14, 2015, the street.com published an article in which Jim Cramer, a financial news commentator on CNBC and a former hedge fund manager, without knowing the specifics of the Fortress offer, after reviewing the Fund's portfolio, stated:

> Almost every individual bond owned here is small and difficult to value. If you submitted a bid list to any firm that had to work any of these positions, meaning if you showed a brokerage house what you owned and the prices you were willing to accept it would be amazing, literally amazing, if any client would buy most of this stuff.
>
> * * *
>
> I examined every corporate imaginable, more than 50, that the fund manager had on its sheets, and based on the publicly available information, I would only invest in a half dozen of them with any conviction at all, and even those seem fanciful.
>
> Everything from the agglomerate of energy including American Eagle (AMZGQ), CHC (HELI), the fabled Energy XXI (EXXI), Hercules Offshore (HERO), Magnum Hunter(MHRC) and Linn (LINE), to retailers like Claire's Stores, to chemicals like Reichhold or technology companies like Advanced Micro Devices (AMD) to service companies like Altegrity to minerals and mining like New World Resources, AK Steel (AKS) and Noranda (NORN) to special situations like Verso Paper (VRSZ), Liberty Tire and Caesars World just stinks to high heaven.
>
> * * *
>
> Looking at this list, I can't believe that this fund had the guts to say that it was only down 27%. I think that these pieces of paper were so ghastly that in order to sell them they would be worth half of what they might be carried [at]. And that's why I think it had to close.

> Only a fool would bid on most of these assets. I don't even know at year-end if they could get prices for them to close their books.
>
> * * *
>
> Yes, it's that much of an offensive travesty to call this portfolio anything other than the Gowanus Canal of mutual funds – one that no one should ever be allowed to swim in.

140. Another commentator hypothesized that the Adviser overvalued securities in order to reduce redemptions:

> It appears from reading press reports that the officers of Third Avenue Management are concerned that they may have overvalued some portfolio securities. That surprised me because looked at from the point of view of a lawyer representing the independent trustees, a role I played often over a 30-year period, and the valuations should be conservative - on the low side. But it appears that the Third Avenue people are concerned about over-valuations. However, I now see that an investment manager has incentives to place valuations [on] the high side because that will keep the NAV up, which will tend to fewer redemptions and higher management fees. If the valuations were high, then stockholders that did not redeem may have been injured because stockholders that redeemed got more than they should have.

Third Avenue Focused Credit Fund – Designed to Implode, Martin Lowy, December 14, 2015, located at http://seekingalpha.com/article/3752756-third-avenue-focused-credit-fund-designed-to-implode. The article further noted that the Fund's investment portfolio almost necessarily led to endemic illiquidity because securities of "that type trade infrequently."

141. Yet another article found that "compared to other junk-bond funds, [the Fund] carried an elevated amount of risk." *Inside Third Avenue Management, where employees were terrified to bring bad news to the boss*, Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, Reuters, December 24, 2015, located at http://www.businessinsider.com/r-hidden-in-plain-sight-big-risks-at-failed-third-avenue-fund-were-clear-to-some-2015-12. It noted that the Fund's 20% Level 3 assets was higher than any other US junk bond fund with at least $500 million in assets. Further, the Fund had 76% of its portfolio in "very low-rated 'CCC+' rated securities and below, compared with a median level of 22% among similar junk funds." The Trust's former CEO, David Barse, was described by his colleagues as "blunt and autocratic," which according to reports, "made it hard for subordinates to bring him bad news":

> Barse sometimes berated employees in front of colleagues, reducing them to tears, according the current and former employees. In the months before Focused Credit's collapse, key people jumped ship as the fund hemorrhaged assets, declining to less than $1 billion from more than $3 billion in 2014. Three members of Focused Credit Fund's eight-member team, for example, left during the first half of 2015, according to current and former Third Avenue employees.

142. An article in *The Wall Street Journal* reported that the Adviser was "a firm hobbled by prolonged dissension, with Mr. Barse often at the center . . . ." *How the Third Avenue Fund Melted Down*, Gregory Zuckerman & Matt Wirz, Wall Street Journal, December 23 2015, located at http://www.wsj.com/articles/

how-the-third-avenue-fund-melted-down-1450903135. "The staff stopped using the conference room adjoining Mr. Barse's office because sometimes he could be heard shouting through the walls." At one point in 2012, after a portfolio manager defended an employee that Mr. Barse reprimanded, "Mr. Barse threw a cellphone at Mr. Lapointe's chest."

143. Another article described the Fund's closure as a "shocking failure." *Third Avenue Focused Credit Closes*, Amy Feldman, Barron's (U.S. ed.), December 12, 2015, located at http://www.barrons.com/articles/third-avenue-focused-credit-closes-1449899465. The article noted that:

> Third Avenue's portfolio was far riskier and more concentrated than the average junk-bond mutual fund. More than 50% of its assets were unrated by credit agencies, while another 28% of the fund held bond issues rated CCC. That's nearly triple the proportion held by high-yield peers, according to S&P Capital IQ. "These are the most illiquid bonds in an already illiquid market," says Morningstar senior fixed-income analyst Sumit Desai. "In hindsight, the strategy probably shouldn't have been in a mutual fund wrapper."

144. As noted above, in January 2016, Blackrock prepared a memorandum for the SEC identifying the "red flags" of high outflows and excessive illiquid assets at the Fund.

M. Subsequent Events Confirm the Overvaluation and Illiquidity Problems at the Fund

145. As reported in December 2015, the Fund lost approximately 30% of its value in 2015, compared with returns of -1.94% in the Barclays Capital U.S. Corporate High Yield Index and 0.81% in the Credit Suisse Leveraged Loan Index.

146. In March, May, August and September 2016, TRACE reported trades of the Liberty Tire Second Lien Notes at prices ranging from 60 to 66.

147. On or about April 6, 2016, MacKenzie Capital Management, LP ("MCM") commenced a tender offer to purchase up to 1,500,000 shares of the Fund for $2.00 per share which was 61.76% below the Fund's April 6, 2016 reported net asset value per share of $5.23. The substantial discount to NAV was consistent with pricing for what Defendants had turned the Fund into – an illiquid, untradeable fund with no redemption rights. Discounts for secondary market transactions in similar funds, such as gated hedge funds and sidepockets, average 50% to 60% and can often be much higher. *See, e.g.*, Hedgebay Global Illiquid Asset Index (showing the average discount as 58.73% for December 2015 when the fund halted redemptions and 52.97% for April 2016 when MCM made its tender offer); Lars Lindqvist, Hedge Fund Side Pockets on the Rise, The Hedge Fund Journal (Aug. 31, 2014) (showing the average discount for illiquid structured credit funds was in the range of 50% to 60% based on an analysis of transactions

during 2010 through 2014). Even if Defendants had facilitated trading of the Fund's shares on a stock exchange such that the Fund's shares would be more akin to a closed-end fund, which they chose not to do, the trading price would have reflected a substantial discount to NAV given the Fund's awful performance and doubts about the veracity of its reported NAV.

148. On April 26, 2016, Fidelity Strategic Advisers Income Opportunities Fund of Funds filed its Annual Report for the period ended February 29, 2016. The Annual Report showed that Fidelity was applying a 15% liquidity discount to the Fund's NAV in fair valuing the remaining shares of the Fund that it was unable to sell before the Fund froze redemptions.

149. In a Portfolio Management Commentary accompanying the Fund's April 30, 2016, Semi-Annual Report, the Fund reported that it had realized approximately $40 million in sales from investments previously held during the quarter. In addition, the Semi-Annual Report disclosed that: (a) as of April 30, 2016, the Fund had approximately $634 million in assets; (b) a NAV of $5.39 per share reflecting a 21.71% decrease over the prior six months; and (c) had a net realized loss of more than $368 million on its investments for the six months ended April 30, 2016.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

150. Plaintiffs bring this action derivatively on behalf of the Trust for the benefit of the Fund. This action is to redress injuries suffered as a direct and proximate result of the misconduct alleged herein. The Trust is named as a nominal defendant solely in a derivative capacity.

151. Plaintiffs will fairly and adequately represent the interests of the shareholders in enforcing and prosecuting their rights and the rights of the Trust.

152. Plaintiffs made substantial investments in the Fund and owned their shares continuously throughout the period in which the Individual Defendants' wrongful acts occurred. Plaintiffs continue to own their shares.

153. This action is not being used by Plaintiffs to gain any personal advantage, nor do Plaintiffs maintain any personal agenda other than seeking to remedy the wrong that has been done.

154. Plaintiffs did not make a demand on the Board Defendants to commence this action because such demand would have been futile. The Board currently has eight members, defendants Whitman, Chapman, Kaier, Franks, Rakowski, Reinkemeyer, Shubik and Walden. The Board Defendants face substantial liability as result of their willful misfeasance, bad faith, gross negligence and reckless disregard for their duties and obligations. The Board failed adequately to supervise the Adviser. The Board also violated express

obligations under the Trust Instrument and failed to comply with their duties and obligations under Delaware law. Such obligations to comply with law and the Trust's governing documents are not subject to the exercise of business judgment.

155. The Board Defendants participated in, approved, and/or permitted the wrongful acts complained of herein, and the Board Defendants are liable for damages to the Trust. Further, the Board Defendants and all the Individual Defendants were responsible for managing, monitoring, and planning for the Fund's liquidity under applicable laws, rules and regulations, and they failed to do so. The Board Defendants and all the Individual Defendants were responsible for ensuring that the Fund's assets were allocated as required by Fund documents and policies, and they failed to do so. The Board Defendants and all the Individual Defendants were responsible for ensuring that the Fund's assets were valued at fair value as required by the Trust Instrument as well as Fund documents and policies, and they failed to do so. The misconduct of the Board Defendants and all the Individual Defendants constitutes breaches of fiduciary duty that harmed the Trust.

156. Pursuant to the 1940 Act and Sections 10.1 and 10.2 of the Trust Instrument, the Board Defendants may not be indemnified for willful misfeasance, bad faith, gross negligence or reckless disregard.

157. All of the Board's current trustees are "interested" and/or "not independent." Whitman is the founder and a portfolio manager of the Adviser. The Trust acknowledges that Whitman is "interested" under the 1940 Act.

158. Each of the seven purportedly independent trustees is "interested" and/or "not independent" for purposes of demand futility. Each of the seven serves on the Board's Fair Value Committee, which was established expressly to review and oversee the Adviser's fair value determinations for Trust assets. Each of the members of the Fair Value Committee failed to fulfil his or her duties as a committee member, failed to provide adequate oversight of the Adviser's fair value determinations, and approved fair value determinations that were materially inaccurate, not made in good faith and that could not have been supported under the circumstances. The seven purportedly independent Trustees' actions as members of the Fair Value Committee amount to willful misfeasance, bad faith, gross negligence and a reckless disregard of their duties and obligations to the Trust and the Shareholders.

159. Chapman, Kaier, and Rakowski serve as trustees for The AMG Funds and Aston Funds. AMG, which owns a majority interest in the Adviser's parent, manages The AMG Funds. AMG also owns 100% of Aston Asset Management, which manages the Aston Funds. Chapman's LinkedIn page lists his current

occupation as “Mutual Fund Independent Trustee” for “AMG Funds, Aston Funds, Harding Loevner Funds.” Chapman’s only other known source of income is as President and Owner of Longboat Retirement Planning Solutions, a consulting firm that has estimated revenues of between $1 million and $2.5 million. Kaier’s principal occupation is as a partner with the law firm of Teeters Harvey Gilboy & Kaier LLP, a boutique trust and estate law firm. His law firm bio touts the relationship between his law practice and role as a mutual fund trustee: “[Kaier’s] years of practice in the trust and estate area are complemented by service as an independent trustee on the boards of three mutual fund groups.” Rakowski’s principal occupation is as a Professor at the University of California Berkeley School of Law, where he earned approximately $274,000 in 2014. In 2014, Chapman, Kaier and Rakowski received approximately $500,000, $400,000, and $450,000, respectively, in fees for serving on the boards of AMG-affiliated funds. That income is a material source of income for each of Chapman, Kaier and Rakowski.

160. Chapman, Franks, Kaier, Rakowski, Shubik, and Walden each also serves as trustee for one or more of the Trust’s other funds and, as such, are beholden to the Trust and its parent, AMG. The wrongdoing at the Fund described herein is and was material to the Trust and AMG, as exemplified by AMG’s loss of

more than $1 billion of market capitalization in the days following the Fund's implosion.

161. Shubik's principal occupation is as a professor at Yale University. Shubik has also been a personal friend of Whitman's since graduate school, where they "played poker together on a regular basis." Whitman and Shubik co-authored the book "The Aggressive Conservative Investor," which was originally published in 1979 and updated in 2006. [redacted] Shubik served as Trustee for the Trust and one other Adviser-affiliated trust since 1999 and 1990, respectively. From 1984 to 1994, Shubik served as a director of Equity Strategies, an open-ended investment company where Whitman was President and CEO. In 2014, Shubik received $85,000 for service on funds associated with the Adviser.

162. Walden served as Trustee for the Trust and one other Adviser-affiliated trust since 1999 and 1990, respectively. Walden also worked on Whitman's 2005 book, "Value Investing: A Balanced Approach," and received special thanks from Whitman.

163. Board Defendant Whitman is the founder of the Adviser and remains at the Adviser as a portfolio manager. All of the Trust's officers, including Dugan,

{FG-W0415262.}

Hall, Reardon and Buono, are officers of the Adviser. The Adviser and its officers were directly responsible for the day-to-day management of the Trust and the Fund, including all investment advice, valuing the Fund's assets, and monitoring the Fund's liquidity. The same individuals also participated in the misconduct which constitutes a breach of fiduciary duty to the Trust.

164. It would therefore be futile to make a demand on the Board Defendants to sue themselves, the officers of the Trust, and the Adviser. None of the Board Defendants can consider a demand in an unbiased manner due to the material financial benefits they receive from the Trust and by virtue of the close relationships they have formed with Whitman, the Officer Defendants, the Trust, and one another. Further, the Trust Instrument provides that the Board Defendants have the power to remove and replace trustees. The threat of removal as a trustee is sufficient to prevent any one Board Defendant from agreeing to a demand.

165. The Board Defendants are personally and directly conflicted by their actions and potential liability such that they cannot be expected to respond to a demand in good faith.

COUNT I
BREACH OF FIDUCIARY DUTY
(Against the Individual Defendants and the Adviser; Derivatively on behalf of the Fund)

166. Plaintiffs incorporate by reference all preceding and subsequent paragraphs as if set forth fully herein.

167. The Individual Defendants are Trustees and/or officers of the Trust and owe fiduciary duties of care and loyalty to the Trust and the Fund in managing the Fund's affairs. Certain Individual Defendants are also officers of the Adviser and, in that capacity, also owe fiduciary duties of care and loyalty to the Trust and the Fund in managing the Fund's affairs. The Adviser owes fiduciary duties of loyalty and care to the Trust and the Fund in managing the Fund's affairs.

168. As set forth above, each of the Individual Defendants and the Adviser breached their fiduciary duties to the Trust and the Fund through willful misconduct or gross negligence. The Individual Defendants and the Adviser placed significantly more than 15% of the Fund's assets in illiquid investments, in violation of the Fund's policies and SEC guidelines. The Individual Defendants and the Adviser failed to monitor and manage the Fund's liquidity.

169. The Individual Defendants and the Adviser controlled and manipulated the valuation process for the Fund's assets and reported unreasonable

NAVs to: (1) induce investors to maintain their investments in the fund; and (2) increase the fees paid by the Fund to the Adviser.

170. As a direct and proximate result of the breaches of fiduciary duty by the Individual Defendants and the Adviser, the Trust and the Fund have sustained substantial harm and damages.

171. The Individual Defendants and the Adviser are liable to the Trust and the Fund as a result of the acts alleged herein.

COUNT II
AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against the Adviser and the Officer Defendants;
Derivatively on behalf of the Fund)

172. Plaintiffs incorporate by reference all preceding and subsequent paragraphs as if set forth fully herein.

173. The Adviser and the Officer Defendants each owe fiduciary duties to the Trust and the Fund. In the alternative, the Adviser and the Officer Defendants are each liable as aiders and abettors of the Board Defendants' breaches of fiduciary duties.

174. The Adviser and the Officer Defendants were aware of the Board Defendants' fiduciary obligations to the Trust and the Fund, and they substantially assisted the Board Defendants' breaches of those fiduciary duties by manipulating the Fund's NAV.

175. The Adviser and the Officer Defendants' substantial assistance to the Board Defendants' breaches of fiduciary duties directly and proximately harmed the Trust and the Fund.

176. The Adviser and the Officer Defendants are liable to the Trust and the Fund as a result of the acts alleged herein.

COUNT III
BREACH OF CONTRACT
(Against the Adviser; Derivatively on Behalf of the Fund)

177. Plaintiffs incorporate by reference all preceding and subsequent paragraphs as if set forth fully herein.

178. The Investment Advisory Agreement is a valid contract between the Trust, the Fund and the Adviser pursuant to which the Adviser is responsible for the day-to-day management of the Fund, including valuation of the Fund's assets, monitoring liquidity, and processing redemptions.

179. The Trust and the Fund complied with all of their obligations under the Investment Advisory Agreement.

180. The Adviser breached the Investment Advisory Agreement with the Trust by, *inter alia*: (1) investing more than 15% of the Fund's assets in illiquid investments; and (2) inflating the value of Trust assets. As a result of the Adviser's breaches of contract, the Fund paid out more money to redeeming investors than it would have but for the Adviser's breach.

181. Further, the Adviser's management fee was based on the Fund's NAV. As a result of the breaches of contract, the Fund paid materially inflated fees to the Adviser.

182. Additionally, the implied covenant of good faith and fair dealing inherent in the Investment Advisory Agreement obligates the Adviser not to act arbitrarily and in bad faith to deprive the Trust and the Fund of the benefit of their bargain.

183. As a direct and proximate result of the Adviser's breaches of contract, the Trust and the Fund have sustained substantial harm and damages.

184. The Adviser is liable to the Trust and the Fund as a result of the acts alleged herein.

COUNT IV
BREACH OF CONTRACT
(Against the Individual Defendants; Derivatively on Behalf of the Fund)

185. Plaintiffs incorporate by reference all preceding and subsequent paragraphs as if set forth fully herein.

186. The Trust Instrument is a valid contract governing the relationship among the Trust, the Fund, the Board, the Fund's officers and the Fund's shareholders.

187. The Individual Defendants breached the Trust Instrument by failing to comply with the requirement that the securities and assets for which market quotations are not readily available be valued at “fair value.”

188. Additionally, the implied covenant of good faith and fair dealing inherent in the Trust Agreement obligates the Individual Defendants not to act arbitrarily and in bad faith.

189. As a direct and proximate result of the Individual Defendants’ breaches of contract, the Fund has sustained substantial harm and damages.

190. The Individual Defendants are liable to the Trust and the Fund as a result of the acts alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment on behalf of the Trust and the Fund against the Individual Defendants and the Adviser, jointly and severally, as set forth herein:

i) Declaring that Plaintiffs may bring this action as a derivative action on behalf of the Trust and the Fund;

ii) Ordering each Individual Defendant and the Adviser to pay damages and/or restitution to the Fund and/or the Fund’s public shareholders in an amount to be proven at trial;

iii) Ordering the Adviser to return to the Fund all management, advisory and other fees paid to it by the Fund during the period when it breached its fiduciary duties to the Trust and the Fund, aided and abetted the Board Defendants' breaches of fiduciary duty, and/or violated the Trust Instrument and Investment Advisory Agreement;

iv) Ordering the Individual Defendants and the Adviser to pay pre-judgment and post-judgment interest;

v) Awarding Plaintiffs their costs and disbursements and reasonable allowances for fees of Plaintiffs' counsel and experts and reimbursement of expenses; and

vi) Granting such other and further relief as the Court deems just and proper.

/s/ Jeffrey M. Gorris
Joel Friedlander (Bar No. 3163)
Jeffrey M. Gorris (Bar No. 5012)
Christopher P. Quinn (Bar No. 5823)
FRIEDLANDER & GORRIS, P.A.
1201 N. Market Street, Suite 2200
Wilmington, DE 19801
(302) 573-3500

Co-Lead Counsel for Plaintiffs

OF COUNSEL:

Jeffrey S. Abraham
Philip T. Taylor
ABRAHAM, FRUCHTER
& TWERSKY, LLP
One Penn Plaza, Suite 2805
New York, NY 10119
(212) 279-5050

Lawrence P. Eagel
Jeffrey H. Squire
J. Brandon Walker
BRAGAR EAGEL & SQUIRE, P.C.
885 Third Avenue, Suite 3040
New York, New York 10022
(212) 308-5858

Co-Lead Counsel for Plaintiffs

Carmella P. Keener (Bar No. 2810)
ROSENTHAL, MONHAIT
& GODDESS, P.A.
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Delaware Co-Counsel for Plaintiffs

DATED: October 14, 2016

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MIRANDA ZUBER, Plaintiff, v. THIRD AVENUE TRUST, a Delaware Statutory trust, Defendant.	C.A. No. ____________

VERIFIED COMPLAINT

Plaintiff Miranda Zuber ("Plaintiff"), by and through her attorneys, upon knowledge as to herself and upon information and belief as to all other matters, alleges as follows:

NATURE OF THE ACTION

1. This is a complaint brought pursuant to 12 Del. C. § 3819 ("Section 3819") and Delaware common law to enforce Plaintiff's statutory and common law right to obtain books and records of Defendant Third Avenue Trust (the "Trust") and the Third Avenue Focused Credit Fund (the "Fund" or "FCF" and, with the Trust, "Third Avenue"). This matter arises from Third Avenue's failure to produce documents responsive to Plaintiff's demand (the "3819 Demand" attached hereto as Exhibit A) to inspect certain

books and records in connection with the mismanagement of the Fund and other conduct.

2. The Fund was supposed to operate as an open ended mutual fund allowing for prompt cash redemptions. Instead of properly overseeing the Fund's management, Defendant allowed the Fund to hold excessive and concentrated, illiquid and improperly valued securities. Because of the Fund's inability to liquidate investments at prices reflected by the Fund's purported net asset value ("NAV"),[1] the Fund announced that it would suspend redemptions and seek to liquidate its assets. As a result, Plaintiff and other investors are now trapped for an indeterminate amount of time[2]

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[1] A mutual fund's NAV is calculated by dividing the total net asset value of the fund or company by the number of shares outstanding.

[2] At the time redemptions were suspended, Third Avenue advised shareholders that "Third Avenue anticipates that the full liquidation process may take up to a year or more before a final distribution is made in order to achieve favorable results." Forms N-Q filed with the SEC state that as of January 31, 2016, the Fund held 618,546,100 in net assets, and on July 31, 2016, the Fund held 601,115,463.

An initial cash distribution on December 16, 2015 of $0.58613 per share represented slightly over 9% of the capital in FCF. On June 15, 2016, the FCF made its second liquidating distribution of $0.54362 per share. On November 8, 2016, the FCF made its third liquidating distribution of $0.25463 per share. Based upon the representation on December 16, 2015, that the distribution "represented slightly over 9% of the capital in FCF", it appears that after a year only approximately one quarter of the Fund has been liquidated as of this filing.

with shares whose value has already been diminished by the excessive payouts made to prior-redeeming shareholders, and which are backed solely by illiquid securities.

PARTIES

3. Plaintiff is a current shareholder of the Fund who first purchased units of the Fund in 2013 and has continuously held shares of the Fund since that time.

On a November 17, 2016, conference call (the transcript of which is available at http://focusedcreditfund.com/wp-content/uploads/2016/11/11-17-16-FCF-Call-Transcript.pdf, shareholders were advised:

> We made a distribution on November 8 of $30 million which was about 25.5 cents per share. This was the third in a series of liquidating distributions.
>
> Total liquidating distributions to date have been about $1.38 per share.
>
> The Fund met its Subchapter M asset diversification requirements at October 31. We anticipate making a significant distribution of approximately $140 million on November 29th. We believe that this distribution should comprise the vast majority of cash presently in the portfolio.
>
> After this distribution, we will have distributed approximately $300 million, leaving roughly $420 million in the Portfolio.

In other words, after a year, the Trust will have liquidated less than 42% of its assets.

4. The Trust is a statutory trust organized under Delaware law pursuant to a Trust Instrument dated October 31, 1996 (the "Trust Instrument").[3] The Trust and the Fund's principal executive offices are located at 622 Third Avenue, New York, New York 10017. The Trust is an open-ended management investment company consisting of five separate investment series, including FCF, which commenced operations on or about August 31, 2009. The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds.

FACTUAL ALLEGATIONS

The Fund

5. The Fund was first offered to investors on or about August 31, 2009 and is registered under the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. §80a-1, *et seq.*, as an open-ended mutual fund. Open-ended mutual funds issue shares that are bought and sold at their NAV. Open-ended funds are required to allow investors to redeem the value of their shares upon demand, and the Trust Instrument states, in part, "A Fund will usually make payment for redemptions of Fund shares within one

[3] The Trust Instrument is available at https://www.sec.gov/Archives/edgar/data/1031661/0000921446-97-000011.txt as Exhibit 1.

business day, but not later than seven calendar days after receipt of such redemption requests."

6. The Fund was one of five series of funds operated under the umbrella of the Trust, known collectively as the Third Avenue Funds. The Trust is managed by the Trust's board of trustees (the "Board"), which hired Third Avenue Management, LLC ("Third Avenue Management" or the "Adviser") to serve as the investment adviser for all of the Third Avenue Funds, including the Fund.

7. The Fund focused on investing in bonds and credit instruments rated below investment grade by some or all of the independent rating agencies, including Moody's, Standard & Poor's and Fitch, a class of assets otherwise known as "junk bonds" or "high-yield" securities.

8. The Fund's strategy was to buy distressed debt and other investments likely to rise as the economy rebounded. These included very low-rated junk bonds, including many rated CCC+ and below. According to Standard and Poor's credit rating definitions, bonds rated CCC are "currently vulnerable to nonpayment, and [ ] dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation." Further, "[i]n the event of adverse

business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation."

9. The Fund offered two share series with different investment minimums and fees: the Investor Class and Institutional Class. The minimum initial investment for the Investor Class was $2,500 with net annual operating expenses capped by agreement with the Adviser at 1.20% of assets under management. The Institutional Class required a minimum investment of $100,000 with net annual operating expenses capped at 0.95%.[4] The Fund grew steadily through mid-2014 under Lead Portfolio Manager Thomas Lapointe, with net assets under management topping out at over $3 billion by the summer of 2014.

The Market Experiences Liquidity and Valuation Challenges

10. While fixed income markets in 2013 and most of 2014 were robust, an increase in demand for these assets without a concomitant increase in trading volumes was causing liquidity in those markets to actually dry up. A paper titled "The Liquidity Challenge: Exploring and

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[4] On August 26, 2016, the Fund combined its two share classes, and the Investor Class shares were converted to 1.00225814 Institutional Class shares.

Exploiting (Il)liquidity" published by the *Blackrock Investment Institute* in June 2014 warned:

> ***Mutual funds: These liquid vehicles are holding an increasing amount of credit instruments.*** The value of corporate bonds held by U.S. mutual funds has more than doubled since 2007, reaching roughly $1.7 trillion, Investment Company Institute (ICI) data show. . . . This amounts to 17.6% of outstanding U.S. corporate debt, compared with 12.8% in 2007.
>
> ***Liquidity has not kept pace***. Total outstanding corporate debt more than doubled in the decade ending 2013, whereas trading volumes are unchanged. Is this a problem? Corporate bonds are spread over many funds, and redemptions typically are a slow burn. ***That said, a sudden wave of reallocations has the potential to cause hiccups*** – although long-term institutional buyers may use it as a buying opportunity. [emphasis added]

11. Other influential commentators warned of an impending liquidity crunch as the U.S. government's quantitative easing monetary policy was coming to an end. On August 11, 2014, *Financial Times* published an article by Alberto Gallo titled "Unwary Yield Hunters Risk Liquidity Trap – Sell Early to Avoid Rush for High-Yield Exit as Fed QE Ends" stating:

> With the end of the US Federal Reserve's low-for-long policy in sight, investors are set for a rough ride.

> Yields are near record lows and liquidity in secondary markets is declining, making it harder to exit swiftly. Reducing exposure earlier could be a wise decision.
>
> . . . .
>
> . . . Indeed, US high-yield mutual funds and ETFs registered a record $7.1bn of outflows in the week to August 6.
>
> . . . .
>
> Regulators have already raised red flags. The International Monetary Fund highlighted weaknesses in high-yield bonds and leveraged loans in its latest assessment of the US economy, warning of "a tail risk where there was a precipitous attempt by investors to exit certain markets – perhaps exacerbated by outflows from ETFs and mutual funds as well as near-term market illiquidity".
>
> . . . .
>
> . . . [M]ost important, ***the plumbing of credit markets has changed***. Households and mutual funds own 37 per cent of all credit, up from about 29 per cent pre-crisis, according to Fed data. Dealers have less ability to warehouse risk and compensate for market volatility: ***an index by RBS estimates trading liquidity has dropped 70 per cent since 2007***. [emphasis added]

12. On November 24, 2014, *Reuters* published an article by Jessica Toonkel titled "When All of a Sudden The Most Liquid Market Out There Isn't Liquid, Its Worrisome" stating that "US fund firms are taking extra

measures to make sure they don't get stuck holding hard-to-sell bonds in the event that fixed income markets see a massive race to the exits when interest rates start to rise." Specifically, several well-known asset managers were "testing their funds against various market scenarios, building cushions of cash, shorter-duration bonds, and other liquid securities, ***and regularly discussing risks with their boards.***" [Emphasis added]. A number of firms had "increased their allocations to cash to provide their portfolios with a buffer in the case of a liquidity crunch." Further, "concerns about bond liquidity [had] made it up to the fund board level." The article noted that at one fund, at the request of board members and its parent company, the head of investment risk management held a session on bond market liquidity for the board of trustees, detailing new monitoring procedures they had implemented to gauge liquidity.

13. Other high-yield mutual fund managers were taking notice. In May 2015, Pacific Investment Management Company LLC ("PIMCO"), a stalwart of fixed income investing, published an article by Jelle Brons titled; "Security Selection and Liquidity Management Are Key in the Steadily Growing Credit Market" stating, in relevant part:

> ***In the wake of the financial crisis, broker-dealers are less inclined to warehouse risk and move***

> ***corporate bonds among investors, a trend that could affect liquidity in certain areas of the market. . . .***
>
> . . . .
>
> Risk management should be a consistent focus for credit investors, and as the market expands in both size and complexity while broker-dealers continue to limit inventories, ***portfolio liquidity management (i.e., ensuring accounts have sufficient liquidity at all times) becomes a core component of risk management. As securities age in PIMCO's credit portfolios, we tend to rotate out of less liquid securities as opportunities arise and/or we conclude we are not being sufficiently compensated for liquidity risk.*** [emphasis added]

The Liquidity Risks and Standards Are Ignored at the Fund

14. Section 22(e) of the ICA, 15 U.S.C. 80a-22(e), requires open-ended mutual funds registered under the Act, such as the Fund, to pay investors within seven days of a redemption request. Further, under Rule 22c-1, 17 CFR § 270.22c-l, an open-ended fund generally must sell and redeem its shares at a price based on the fund's current NAV as next computed after the receipt of a redemption, purchase or sale order. Rule 38a-1, 17 CFR § 270.38a-1, also requires funds to adopt and implement policies and procedures designed to prevent a violation of the federal securities laws such as the above relevant provision of the ICA.

15. The Securities and Exchange Commission ("SEC") has continually reiterated the importance of managing an open-ended mutual fund's liquidity in order to timely satisfy investors' redemptions. Accordingly, SEC guidelines dictate that an open-ended mutual fund should hold no more than 15% of its underlying portfolio assets in illiquid securities. *See* Revision of Guideline to Form N-1A, Investment Company Act Release No. 18612, 57 Fed. Reg. 9828 (Mar. 20, 1992). The SEC defines an "illiquid" asset as "an asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the mutual fund has valued the investment on its books." *Id.* at 9829 (citing Acquisition and Valuation of Portfolio Instruments by Registered Investment Companies, Investment Company Act Release No. 14983, 51 Fed. Reg. 9773 (Mar. 21, 1986)).

16. In response to increased volatility in the fixed income markets in June 2013, on January 1, 2014, the SEC released a guidance update titled "Risk Management in Changing Fixed Income Market Conditions" encouraging fund advisers to take the following steps to manage and communicate liquidity risks:

Assess and Stress Test Liquidity

… In light of potential market volatility, fund advisers may consider assessing fund liquidity needs during both normal and stressed environments, including assessing their sources of liquidity …

Conduct More General Stress-Tests/Scenario Analyses

Fund advisers may consider assessing the impact (beyond just liquidity) of various stress-tests and/or other scenarios on funds. . . . .

Risk Management Evaluation

Fund advisers may want to consider using the outcomes of any assessments, analyses, and conversations to evaluate what risk management strategies and actions are most appropriate. . . . These may include decisions around portfolio composition, concentrations, diversification and liquidity, among other factors.

Communication with Fund Boards

Fund advisers may consider what information should be provided to fund directors so that they are informed of the risk exposures and liquidity position of the fund, and the fund's ability to manage through changing interest rate conditions and potentially increased fixed income market volatility.

Shareholder Communications

Funds should also assess the adequacy of their disclosures to shareholders in light of any additional risks due to recent events in the fixed income markets and the potential impact of tapering quantitative easing and/or rising interest

> rates, including the potential for periods of volatility and increased redemptions. . . .

[Footnotes omitted.]

17. Further, the SEC recently proposed new regulations stressing the importance of adequate liquidity management for open-ended mutual funds. Thus, the SEC proposal states that "meeting daily redemption obligations is *fundamental* for open-end funds, and funds must manage liquidity in order to meet these obligations" and proposes a regulation requiring open-ended funds to develop liquidity risk management programs. Open-Ended Fund Liquidity Risk Management Programs, Investment Company Act Release No. 31835 at 17, SEC File Nos. S7-16-15; S7-08-15 (Sept. 22, 2015) [Emphasis added].

18. A mutual fund's board of directors, or a similar governing body, is responsible for determining a security's liquidity based upon the trading market for that specific security. *See* Resale of Restricted Securities; Changes to Method of Determining Holding Period of Restricted Securities Under Rules 144 and 145, Investment Company Act Release No. 17452, 55 Fed. Reg. 17933, 17940 (Apr. 30, 1990).

19. The Board represented to investors and the Fund's shareholders that it was monitoring liquidity. Thus, the Trust regularly included in its

Statement of Additional Information ("SAI"), which was incorporated by reference into the Trust's Prospectuses, a disclosure providing:

> ***Under normal circumstances, none of the Funds will purchase or otherwise acquire any investment if, as a result, more than 15% of its net assets (taken at current market value) would be invested in securities that are illiquid.*** . . .
>
> ***Over the past several years, strong institutional markets have developed for various types of restricted securities, including repurchase agreements, some types of commercial paper, and some corporate bonds and notes (commonly known as "Rule 144A Securities").*** Securities freely saleable among qualified institutional investors under special rules adopted by the SEC, or otherwise determined to be liquid, may be treated as liquid ***if they satisfy liquidity standards established by the Board of Trustees (the "Board")***. The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly, ***the Board will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 15% test.*** . . . [emphasis added]

20. The Board also had the responsibility of valuing or overseeing the valuation of the Fund's assets, which was a crucial part of its oversight duties. According to the Trust's SAI, the Board had a Valuation Committee

made up of the Trust's Chief Financial Officer, Controller, and General Counsel. The SAI further stated that the Board had a Fair Value Committee composed of all outside Trustees of the Trust. Finally, according to the SAI, "[t]hese Committees assist the Board in establishing valuation policies, in providing direction to the Adviser regarding the principles of valuing certain securities or types of securities, and in reviewing valuations determined by the Adviser. The Valuation Committee and a member of the Fair Value Committee meet or confer as needed between Board meetings."

21. The Trust's March 1, 2016 Prospectus provided that

> The Funds' procedures call for a valuation committee of the designated independent Trustees to make a determination of fair value based on the committee members' or Trustees' judgments of relevant information and an analysis of the asset within the methodology approved by the Board of Trustees or between Board meetings, by designated independent Trustees. Details of fair valuation methodologies and determinations for all fair valued positions are provided under the approved methodology of the Adviser and are reviewed by the Trustees of the Trust on a quarterly basis

22. According to SEC guidance, a fund's board may enlist the assistance of individuals who are not board members to assist with its valuation duties, but it may not fully delegate these responsibilities and must

establish the fair value methodology and continuously review both the appropriateness of the methods used and the valuation findings resulting from such methods. *See* Accounting for Investment Securities by Registered Investment Companies, Accounting Series Release No. 118, 35 Fed. Reg. 19986, 19988-89 (Dec. 23, 1970).

23. Communications promulgated by the Trust also assured FCF investors that redemption requests would be timely honored, as they should be consistent with the ICA and SEC guidance, stating in the prospectuses filed by the Trust with respect to issuing shares of the Fund that:

> **General**
>
> You may redeem your shares on any day during which the NYSE is open for trading, either directly from a Fund or through certain broker-dealers or other financial intermediaries. Fund shares will be redeemed at the NAV next calculated after your order is received in good order by a Fund or its designees. . . .
>
> **Payment of Redemption Proceeds**
>
> ***A Fund will usually make payment for redemptions of Fund shares within one business day, but not later than seven calendar days, after receipt of a redemption request.*** [Emphasis added.]

24. The Adviser had its own duties to shareholders and the Fund. Article 2(b) of the Investment Advisory Agreements between Third Avenue

Management and the Trust stated that the Adviser would abide by these standards in managing the Fund. Specifically, the Investment Advisory Agreements provide that:

> the Adviser shall at all times use all reasonable efforts to conform to, and act in accordance with, any requirements imposed by (i) the provisions of the Investment Company Act of 1940, as amended (the "Act"), and of any rules or regulations in force thereunder; (ii) any other applicable provisions of the law; (iii) the provisions of the Trust Instrument and By-Laws of the Trust…; (iv) the investment objective, policies and restrictions applicable to the Fund as set forth in the Fund's Prospectus (including its Statement of Additional Information) and (v) any policies and determinations of the Board of Trustees of the Trust.

25. Contrary to its duties to adequately oversee the Fund and the Adviser, the Board reportedly allowed CEO Barse and his top lieutenants to run the Fund's operations as they saw fit. *The Business Insider*, "Inside Third Avenue Management, where employees were terrified to bring bad news to the boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015.

The Fund Fails to Maintain Adequate Liquidity While the High-Yield Market Declines

26. Notwithstanding the mandate of the ICA, SEC guidance requiring the Fund to maintain adequate liquidity, the Trust's representations

that it would monitor liquidity, and the promises set forth in the Investment Advisory Agreements, the Board and/or the Adviser failed to ensure that the Fund maintained adequate liquidity.

27. The relative illiquidity of the Fund was purportedly reflected by a Generally Accepted Accounting Principles ("GAAP") method used to determine the fair value of a fund's assets. Under Financial Accounting Standards Board Accounting Standards Codification Topics 820-10, Fair Value Measurements and Disclosures ("FASB ASC 820-10"), there are three levels for determining fair value, which use the following inputs:

> - Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access at the measurement date;
>
> - Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
>
> - Level 3 – Significant unobservable inputs (including the Funds' own assumptions in determining the fair value of investments)[.]

28. Accordingly, Level 1 assets represent the most liquid as the value is dictated by active trading markets while Level 3 assets represent the least liquid, as there are no observable market inputs to help determine their

value. By most mutual fund standards, only Level 1 assets are deemed to be liquid, or capable of being sold at a price at or near their valuation within a reasonable period of time.

29. Rather than shifting to more liquid assets as investor net redemptions were mounting, the Fund held a large proportion of less liquid Level 2 and illiquid Level 3 securities investments as demonstrated in the chart below based upon the Fund's SEC filings:

Date	Net Investments[5]	Level 1	%	Level 2	%	Level 3	%
04/30/14	$2,698,087,237	$265,497,166	9.84	$2,262,866,276	83.87	$169,723,795	6.29
10/31/14	$2,750,104,097	$236,222,158	8.59	$2,006,630,809	72.97	$507,251,130	18.44
04/30/15	$2,314,738,823	$193,395,860	8.35	$1,720,698,211	74.34	$400,644,752	17.31
10/31/15	$1,170,445,838	$97,294,599	8.31	$795,763,908	67.99	$277,387,311	23.70

30. Thus, the Fund was allocated in manner actually ***opposite the SEC's guidance***. Rather than holding only 15% illiquid assets, the Fund was actually holding less than 10% in liquid (Level 1) assets and over 90% in less liquid or illiquid (Level 2 and 3) assets.

31. Along these lines, the Fund had 76% of its portfolio exposed to very low-rated CCC+ securities and below, compared to a median level of 22% of such securities among similar junk bond funds, according to analysts at Citigroup. *See The Business Insider*, "Inside Third Avenue Management,

[5] Values herein are what was reported by the Third Avenue Trust on Forms N-CSR and N-CSRS filed with the SEC. Plaintiff does not allege that these values were true and accurate.

Where Employees Were Terrified to Bring Bad News to the Boss," by Tim McLaughlin, Ross Kerber and Svea Herbst-Bayliss, December 24, 2015. The Fund also purchased large portions, ten percent or more, of smaller, less frequently-traded bond offerings, including for the bankrupt Energy Future Holdings Corp. *See Bloomberg Business*, "Investors See Third Avenue Fueling More Bond Market Carnage," by John Gittelsohn, December 13, 2015.

32. The accumulation of such large stakes in these types of assets was especially reckless. As the Fund became "the largest holder of certain loans and securities that traded infrequently," when it then went to sell these assets, "savvy traders . . . quickly figured out that a large investor was under pressure to sell" and offered "lowball bids for some of its assets, which would have caused it to absorb big losses if it sold at those prices." *See The Wall Street Journal*, "Third Avenue CEO Barse Departs," December 14, 2015.

33. According to its October 31, 2015 Fourth Quarter Report, the Fund additionally held many other low-liquidity or illiquid types of investments such as private equities, units of closed-end funds, and term

loans, including Debtor-in-Possession loans for bankrupt entities and loans to energy companies.

The Fund Redeems Hundreds of Millions of Dollars of its Shares at Inflated Prices and Then Blocks Further Redemptions

34. In 2015, the lowest rated high-yield securities performed far worse than the rest of the market. The rout was fueled by falling commodities, including energy, prices, to which sector the high-yield segment of the market is heavily weighted. The Fund had over $2.97 billion in net assets at the beginning of fiscal year 2015, but due to portfolio losses and redemptions, it was down to $2.46 billion by April 30, 2015, with net redemptions of over $186 million. The Fund's net assets continued to fall in 2015 to $1.37 billion on October 31, 2015, with net redemptions for the entire fiscal year totaling over $938 million. Thus, over $750 million in redemptions occurred in the last half of fiscal 2015. Indeed, the Trust's Notice of application and a temporary order under Section 22(e)(3) of the Investment Company Act of 1940, filed with the SEC on December 16, 2015, states that "the Fund has experienced a total of $1.1 billion in estimated net outflows for the year to date through December 9, 2015."

35. Those shareholders cashing out benefitted from the Fund's failure to properly value its assets at the expense of its remaining

shareholders. The Fund's heavy holdings of illiquid assets make it extremely unlikely that prior redemptions were properly valued. Thus, "Third Avenue's credit fund . . . more than any of its peers, skewed its portfolio toward high-risk, high-return turnaround situations in which the bonds traded so infrequently that determining a price for them was little more than guesswork." *The New York Times*, "A New Focus on Liquidity After a Fund's Collapse," by Landon Thomas Jr., January 11, 2016. The *Times* further reported that the SEC has previously prosecuted mutual funds for inflating the value of hard-to-sell securities, and that here, it might investigate "whether the portfolio managers at the [Fund] set prices too high for the most illiquid bonds. Mispricings of hard-to-trade (and hard-to-value) securities give investors a distorted view of the assets' worth — which makes the fund all the more vulnerable when investors remove their money en masse."

36. Having failed to maintain adequate liquidity consistent with the mandates of an open-ended mutual fund, on December 9, 2015, Third Avenue Management notified Fund investors that it was no longer accepting redemptions and planned to put the Fund into liquidation (the "Liquidation

Announcement"). David Barse ("Barse"), the Trust's Chief Executive Officer and President at the time, stated in a message to investors:

> We believe that, with time, FCF would have been able to realize investment returns in the normal course. Investor requests for redemption, however, in addition to the general reduction of liquidity in the fixed income markets, have made it impracticable for FCF going forward to create sufficient cash to pay anticipated redemptions without resorting to sales at prices that would unfairly disadvantage the remaining shareholders.
>
> In line with its investment approach, FCF has some investments in companies that have undergone restructurings in the last eighteen months, and while we believe that these investments are likely to generate positive returns for shareholders over time, if FCF were forced to sell those investments immediately, it would only realize a portion of those investments' fair value given current market conditions. . . .

37. As noted by *Morningstar* in an article entitled "Many Concerns About Third Avenue," had the Fund "met further redemption requests, it likely would have decimated the Fund's performance, leaving remaining shareholders with even deeper losses."

38. On December 11, 2015, Barse presented a rescue plan to the Board which involved selling the Fund's assets to private-equity firm Fortress Investment Group LLC ("Fortress"). The Board rejected the offer as

apparently too low, highlighting the prior overvaluing of the Fund's assets as redemptions were processed during 2015. Believing that the offer represented fair value for the Fund's assets, however, Barse vowed to push forward despite the Board's disapproval. The Board then terminated Barse.

39. Since the Liquidation Announcement, the Fund's NAV has significantly underperformed its benchmarks with the Fund's NAV falling over 24% as of November 26, 2016, while other high-yield funds such as the SPDR® Barclays High Yield Bond ETF and the iShares iBoxx $ High Yield Corporate Bond ETF have increased 4.79% and 5.75%, respectively. The Fund's stark departure from such benchmarks further demonstrates the inflated values at which the Fund's assets were previously set and at which redemptions were improperly paid.

40. On December 16, 2015, Third Avenue notified Fund investors that it was working with the SEC to liquidate the Fund through the Focused Credit Fund rubric rather than a separate liquidation vehicle. The Fund stated that the initial shareholder distribution would include only 9% of the Fund's capital, demonstrating that the Fund could not quickly sell 91% of its remaining assets at reasonable or above fire-sale prices. As noted above in footnote 2, there were two subsequent distributions that were smaller than

the first distribution, and it appears that after a year only approximately one quarter of the Fund has been liquidated as of this filing.

41. On December 22, 2015, Morningstar announced that in the wake of the demise of the Fund, it was downgrading its assessment of Third Avenue Management, as adviser to all of the Third Avenue Funds, from Neutral to Negative. In discussing the Fund's downfall, Morningstar noted:

> Perhaps the most fundamental failure came at the outset in the firm's decision to offer the Focused Credit strategy as an open-end mutual fund at all. The open-end format demands daily liquidity, yet this was no ordinary high-yield bond fund. Among other items, the fund invested in high-yield bonds, loans, common stocks, and even some private equities, many of which became increasingly illiquid. Its weighting in nonrated debt was the highest in the peer group, and its weighting in B rated or lower debt was second-highest. The underlying distressed bonds central to the strategy were particularly prone to illiquidity. ***Management, and the board that oversaw the fund, failed to reconcile this inconsistency, and that mismatch ultimately proved to be the fund's undoing.***
>
> However, once the decision to launch the fund had been made, ***management and the fund's board had a responsibility to monitor the fund's liquidity and make necessary adjustments to ensure the fund could meet redemption requests in an orderly way. They failed to do so--management in miscalculating the potential illiquidity of the fund's holdings and the board in***

> ***not holding management's feet to the fire as a secondary check.***

See Morningstar, "Many Concerns About Third Avenue," December 22, 2015. (emphasis added).

<u>PROCEDURAL BACKGROUND OF PLAINTIFF'S BOOKS AND RECORDS DEMAND AND THIRD AVENUE'S FAILURE TO COMPLY</u>

42. In light of the foregoing, on or about January 21, 2016, Plaintiff delivered her 3819 Demand to the Board at the Trust's principal office located in New York, New York. As noted above, the 3819 Demand is attached hereto as Exhibit A.

43. On January 29, 2016, Plaintiff's counsel received a response to the 3819 Demand from Jonathan Wagner of Kramer Levin Naftalis & Frankel LLP ("Kramer Levin"), which had been retained by Third Avenue. The January 29, 2016, response (attached hereto as Exhibit B) raised three issues: "the parameters of the production, confidentiality issues, and who bears the expense of production."

44. On February 29, 2016, Plaintiff and the Trust entered into a confidentiality agreement, a copy of which is attached hereto as Exhibit C.

45. On March 17, 2016, *Krasner v. Third Avenue Trust*, CA No. 12113-VCL, was filed by another shareholder of the Fund to obtain books and records.

46. On March 18, 2016, 388 pages of documents were produced to Plaintiff's counsel; on March 25, 2016, an additional 1,227 pages of documents were produced; on March 30, 2016, two pages were produced to supplement the prior production after Plaintiff's counsel inquired about what appeared to be missing pages; and, on March 30, 2016, 19 pages were produced.

47. After inquiring about what Plaintiff's counsel believed to be missing pages, Kramer Levin sent an April 8, 2016, letter (attached hereto as Exhibit D) stating, in relevant part:

> Without prejudice to Third Avenue Management LLC's position that Delaware law requires no further production of books and records, I enclose a document labeled TAM_FCF00001004-A, which was inadvertently omitted from our second production. Sequentially, TAMJFCF00001004-A falls between TAM_FCF00001004 and -1005.

48. On April 22, 2016, Plaintiff Krasner moved for summary judgment in *Krasner v. Third Avenue Trust*, CA No. 12113-VCL.

49. On or about May 3, 2016, Plaintiff served a demand (the "Litigation Demand") on the Board,[6] pursuant to the laws of States of Delaware and New York, to investigate, institute litigation to recover damages from those who have acted in breach of their fiduciary duties, or who have engaged in mismanagement or negligence and to demand that the Board take the remedial measures necessary to prevent recurrence of the wrongdoings of the type identified herein.

50. On May 24, 2016, Plaintiff received a letter, attached hereto as Exhibit E, stating that the Board had formed a special committee (the "Special Committee") to investigate her claims.

51. On June 29, 2016, Plaintiff received a letter from Mark Holland of Goodwin Procter, attached hereto as Exhibit F, advising that the Special Committee had retained Goodwin Procter and noting, among other things, that "[t]o assist in its review of the matters raised in your Letter, the [Special] Committee requests that you provide us with any and all information and documents in your or your client's possession that support

---

[6] Because the Litigation Demand cited to confidential material, and because its contents are irrelevant to Plaintiff's claim in this Action, the Litigation Demand is not attached hereto.

the allegations in your Letter, as well as any additional information or documentation that you would like the Committee to consider."

52. On July 28, 2016, after briefing and oral argument on Krasner's April 22, 2016, motion for summary judgment, this Court denied the Trust's motion to dismiss and granted Krasner's motion for summary judgment, concluding that:

> 5. Krasner has established as a matter of law that he is entitled to obtain minutes of the Risk Committee and the Liquidity Working Group, as well as any reports made to or considered by the Risk Committee and the Liquidity Working Group regarding the Fund's liquidity issues.
>
> 6. Krasner has established as a matter of law that he is entitled to obtain documents relating to the departure of David Barse and members of his team, including documents below the level of the Board of Trustees. Krasner explained in his opening brief why he was entitled to these documents. In its answering brief, the Trust did not explain why they should not be provided.
>
> 7. Krasner has established as a matter of law that he is entitled to obtain the offer made by Fortress to purchase the Fund's illiquid investments. Krasner has explained persuasively terms of that offer shed light on the extent to which the illiquid assets had been previously overvalued by the Fund.
>
> 8. Krasner has established as a matter of law that he is entitled to obtain documents relating to the

> independence of the Trustees, such as D&O insurance questionnaires, board questionnaires, or similar materials.
>
> 9. Krasner has established as a matter of law that he is entitled to obtain the materials relating to liquidity and valuation issues that were reviewed by the board of trustees at its meetings relating to liquidity and valuation issues, such as reports on daily trading prices and the reports on fair value pricing. Krasner explained in his opening brief why he was entitled to these materials. In its answering brief, the Trust did not explain why they should not be provided.

53. Because the Special Committee had asked Plaintiff to further expound upon her Litigation Demand, in a November 2, 2016, letter attached hereto as Exhibit G, Plaintiff requested that the Special Committee produce to her the documents produced to Mr. Krasner.

54. On November 7, 2016, Plaintiff's counsel sent an email, attached as Exhibit H hereto, to Daniel Schumeister and Jonathan Wagner of Kramer Levin, stating, in relevant part:

> On April 8, 2016, you represented that Third Avenue Management LLC's position was that Delaware law required no further production of books and records.
>
> As you know, *Krasner v. Third Avenue Trust*, Docket No. 12113 (Del. Ch.), resulted in a July 28, 2016, order that undermines the conclusion that

> Delaware law required no further production of books and records.
>
> We previously requested that information of the Special Committee, but it has not responded. As such, we demand that Third Avenue Management LLC produce the information the *Krasner* Court ordered produced by no later than this Thursday.

55. No response or production ensued.

56. On November 9, 2016, as attached hereto as Exhibit I, Goodwin Procter responded to the November 2, 2016, Letter stating that the Special Committee was not obliged to produce documents.

57. On November 15, 2016, Plaintiff's counsel sent a formal 3819 demand (the "Second 3819 Demand"), attached hereto as Exhibit J, to Kramer Levin demanding that "the prior production we received be supplemented by the production that the Court ordered Mr. Krasner was entitled to as a matter of law" and explaining how and why those documents (1) fall within the 3819 Demand and, alternatively, demanding those documents.

58. Again, despite the fact that this Court has already concluded that such documents fall within the scope of Section 3819 ***as a matter of law,*** no response or production ensued.

59. Third Avenue has failed to produce any responsive documents to date. Third Avenue is in breach of Section 3819 for failing to comply with its obligation to permit the inspection of books and records with respect to Plaintiff's Demand. Because the Trust was already required to produce the document requested herein to Krasner as a matter of law, the failure to produce the documents here, and indeed the failure to even respond to Plaintiff's repeated requests, demonstrates bad faith.

WHEREFORE, Plaintiff respectfully requests that the Court enter an Order pursuant to 12 Del. C. §3819 and Delaware common law:

A. Requiring the Trust to permit Plaintiff and/or his attorneys to inspect and copy the materials identified in the Demand forthwith;

B. Awarding the costs and fees associated with the prosecution of this action to Plaintiff; and

C. Awarding such other and further relief as the Court deems just and proper.

Dated: December 2, 2016

BIGGS AND BATTAGLIA

/s/ Robert Goldberg________
Robert D. Goldberg (ID #631)
921 North Orange Street
Wilmington, DE 19801
(302)655-9677-Phone
(302)655-7924-Fax
goldberg@batlaw.com

Attorneys for Plaintiff

Of Counsel:
Aaron Brody
Michael Klein
STULL, STULL & BRODY
6 East 45th Street
New York, NY 10017
Phone: (212) 687-7230
Fax: (212) 490-2022
abrody@ssbny.com
mklein@ssbny.com

Exhibit A

S T U L L, S T U L L & B R O D Y
ATTORNEYS AT LAW
6 EAST 45th STREET
NEW YORK, N.Y. 10017

TELEPHONE
212-687-7230

TELECOPIER
212-490-2022

January 21, 2016

<u>VIA FEDERAL EXPRESS</u>

Mr. Martin J. Whitman
Chairman of the Board
Third Avenue Management
622 Third Avenue
New York, NY 10017

Re: Demand for Inspection of Books and Records of Third Avenue Trust
<u>Pursuant to 12 Del. C. § 3819</u>

Dear Mr. Whitman:

We write to you as attorneys for Miranda Zuber, a beneficial owner of the units of multiple series of the Third Avenue Trust (the "Trust"), including units of the Third Avenue Focused Credit Fund (the "Fund"). Attached to this letter as Exhibit "A" is a true and correct copy of the most recent brokerage account statement reflecting Mrs. Zuber's beneficial ownership of Trust units, including the Fund, during the relevant period, and reflecting her current beneficial ownership of Trust units, including the Fund. Attached to this letter as Exhibit "B" is a true and correct copy of the Assignment of Power of Attorney, executed by Mrs. Zuber authorizing me and my firm to act on her behalf in connection with this demand.

As you are aware, on December 10, 2015, the fund was frozen to redemptions and the next day David M. Barse ("Barse"), until then the President, Chief Executive Officer, and a Trustee of the Fund was terminated. We believe that the circumstances surrounding the freezing of the Fund and the termination of Barse, as publicly reported, may give rise to a liability against the Fund's trustees or officers in favor of the Trust and/or its unit holders.

In order to investigate, on behalf of Mrs. Zuber, the possible breaches of fiduciary duty, we hereby demand, on Mrs. Zuber's behalf, and pursuant to Section 3819 of the Delaware Decedents' Estates and Fiduciary Relations Law, 12 Del. C. § 3819, that the Trust immediately make the following books, records, and

documents[1] available for inspection and copying by Counsel for Mrs. Zuber during the usual hours for business:

1. All documents demonstrating the actual or estimated value of the Fund's investments at the time the Fund was liquidated, including the value at which such investments could have been sold to Fortress Investment Group LLC ("Fortress"), or any other investor with whom discussions took place, rather than freezing the Fund.

2. All documents relating to Fund divestitures during the second half of 2015.

3. All documents relating to the Fund's liquidity buffer during the second half of 2015.

4. All documents relating to the actual or estimated ability of the Fund to liquidate during the second half of 2015.

5. All documents relating to redemption requests by Fund holders during the second half of 2015.

6. All investment memoranda used to approve any investment made by or transferred into the Fund during the second half of 2015.

7. All documents relating to the termination of Barse.

8. All documents relating to any conflicts between Barse and any other member of the Trust's Board of Trustees (the "Board").

9. All documents demonstrating all monies earned by Third Avenue Management LLC (the "Adviser") or any affiliate thereof as interest on loans made to the limited partners.

10. All minutes, notes and records of any meeting of any investment advisor to the Fund pertaining to any investment transferred into or made by the Fund, or pertaining to the Fund's liquidity.

---

[1] The terms "books," "records," and "documents" as used in this inspection demand include, without limitation, any and all correspondence, notes, memos, or other such materials concerning the demanded categories, whether sent via mail, facsimile, electronic communication, or otherwise.

11. All minutes, notes and records of any meeting of the Board pertaining to any investment transferred into or made by the Fund, pertaining to the Fund's liquidity, or pertaining to any oversight of the Fund's investments.

12. All documents relating to correspondence with the Securities and Exchange Commission (the "SEC") regarding freezing or liquidating the Fund.

13. All documents reflecting any sales of Fund units by Adviser or any employee or affiliate of Adviser, or by any member of the Board, in the second half of 2015.

14. All documents reflecting any concerns that the Fund's outsized holdings enabled savvy traders to quickly figure out that a large investor was under pressure to sell assets.

15. All documents received by, or sent to, the Massachusetts Securities Division in connection with its subpoena of the Fund's closure and liquidation.

16. All documents concerning any guidelines for the making of investments by the Fund.

17. All documents concerning disputes among members of management of the Fund for the past two years.

18. All documents concerning any interfund lending agreements between the Fund and any other mutual fund.

19. All documents concerning liquidity standards established by the Board with respect to Rule 144A Securities.

20. All documents concerning the Board's review of pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any security as liquid for purposes of the 15% test.

The purposes of this demand for inspection are reasonably related to the beneficial owner's interest as a beneficial owner of the statutory trust, and such purposes include:

1. determining the value of assets in the Fund (and thereby, the value of Mrs. Zuber's units); and

2. investigating possible wrongdoing in the management of the Fund, including, without limitation, with respect to:

a. maintaining an adequate liquidity buffer;

b. whether to sell the Fund's assets to private-equity firm Fortress Investment Group LLC., and;

c. the termination of Barse.

To the extent it might be necessary, specific occurrences from which inferences of wrongdoing and/or mismanagement could be identified to invoke 12 Del. C. § 3819, we believe such occurrences exist, including that:

A. On December 23, 2015, *The Wall Street Journal* published an article entitled, "How the Third Avenue Fund Melted Down; Years of discord ended in a final showdown, with CEO David Barse escorted from the building", reporting, *inter alia*, that there were long-running disputes among the Fund's management over the past several years; and that Barse was fired and escorted from the building after over twenty years of service, because of a dispute about the Fund's direction in what a security guard called "a fiasco."

B. The Massachusetts Securities Division served a subpoena related to the closure and liquidation plan of the Fund.

C. The extraordinary freezing of redemptions by the Fund.

* * *

I hereby affirm that the purposes for the demanded inspection, as set forth above, constitute a true and accurate statement of the reasons Mrs. Zuber, by and through her attorneys, in fact desire to review the demanded books, records, and documents, and that her demand is being made in good faith. These purposes are reasonably related to Mrs. Zuber's interests as Fund holder.

Please contact me, or my colleagues, immediately to schedule the review of the demanded books and records: Stull, Stull & Brody, 6 East 45th Street, New York, New York 10017, telephone: (212) 687-7230, facsimile: (212) 490-2022; attention Michael Klein, Esq, or by email at mklein@ssbny.com.

In the event that the Fund does not respond to this letter, or fails to permit the inspection and copying of the demanded documents within five business days

from the date of receipt of this demand, we will seek appropriate relief to the fullest extent permitted under the law.

I make the above statements under penalty of perjury of the laws of the State of New York.

Sincerely,

Michael J. Klein,

cc: Corporation Services Company (via Federal Express)
(Registered Agent for Third Avenue Trust)
2711 Centerville Rd., Suite 400
Wilmington, DE 19808

VERIFICATION

Miranda Zuber, being duly sworn, affirms under penalty of perjury of the laws of the State of New York:

1. I have been a beneficial owner of the units of multiple series of the Third Avenue Trust (the "Trust") since at least 2013 and remain so as of today. Attached are true and correct copies of confirmations showing my purchases of Trust units and also a brokerage statement evidencing my ownership of these units as of my most recent brokerage statement. I continue to beneficially own units of the Third Avenue Focused Credit Fund (the "Fund") as of the execution of this Verification.

2. The demand letter pursuant to 12 Del. C. § 3819 addressed to the Trust, prepared and signed by my attorneys Stull, Stull & Brody at my direction, to which this Verification is attached is incorporated herein by reference and the statement of purpose and other statements therein contained are true and correct.

In Witness Whereof I have hereunto signed my name on the 20th day of January, 2016.

Miranda Zuber

STATE OF NEW YORK)
) ss:
COUNTY OF QUEENS)

On the 20th day of January, 2016, before me, the undersigned, personally appeared Miranda Zuber, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacity, and that by her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Notary Public

Jason R. Dagnenica
Notary Public, State of New York
Registration No. 01DA6298211
Qualified in Queens County
Commission Expires March 10, 2018

EXHIBIT A

THIRD AVENUE MANAGEMENT

P.O. Box 9802
Providence, RI 02940-8002
www.thirdave.com

Year-To-Date Statement

SH-000142-TAF-TAF4PA01
ZAHAVA ZUBER AND
MIRANDA ZUBER JTWROS
13822 78TH DR
FLUSHING NY 11367-3238

THIRD AVENUE FUNDS-UNASSIGNED
622 THIRD AVE 32ND FLOOR
NEW YORK NY 10017

Questions about your account?
Call our Shareholder Services Group at 1(800)443-1021.

Account Number: 6000283678

Account Summary

Account Value on Jan 01, 2015	$53,226.90
Purchases/Reinvestments	$3,639.44
Redemptions	$0.00
Withholdings	$0.00
Account Value on Dec 31, 2015	$45,506.18

Portfolio Allocation



Legend

Third Ave Value Fd	19 %
Third Ave Sm-Cap Value Fd	22 %
Third Ave Real Estate Value Fd	25 %
Third Ave Intl Value Fd	17 %
Third Ave Focused Credit Fd	17 %

Summary of Accounts by Fund

Registration: ZAHAVA ZUBER AND MIRANDA ZUBER JTWROS

Account Number: 6000283678

Fund Name	Beginning Value	Purchases/ Reinvestments	Redemptions	Ending Value
Third Ave Value Fd Instl CL	$9,600.39	$685.44	$0.00	$8,796.61
Third Ave Small-Cap Value Fd Instl CL	$10,864.03	$1,303.79	$0.00	$10,140.68
Third Ave Real Estate Value Fd Instl CL	$11,650.41	$595.58	$0.00	$11,225.07
Third Ave International Value Fd Instl CL	$8,849.10	$125.18	$0.00	$7,585.75
Third Ave Focused Credit Fd Inv CL	$12,262.97	$929.45	$0.00	$7,758.07
Total	**$53,226.90**	**$3,639.44**	**$0.00**	**$45,506.18**

RD AVENUE MANAGEMENT

P.O. Box 9802
Providence, RI 02940-8002
www.thirdave.com

Year-To-Date Statement

January 01 through December 31, 2015

SH-000144-TAF-TAF4PA01
ARYEH ZUBER AND
MIRANDA ZUBER JTWROS
13822 78TH DR
FLUSHING NY 11367-3238

THIRD AVENUE FUNDS-UNASSIGNED
622 THIRD AVE 32ND FLOOR
NEW YORK NY 10017

Questions about your account?
Call our Shareholder Services Group
at 1(800)443-1021.

Account Number: 6000283868

Account Summary

Account Value on Jan 01, 2015	$67,401.81
Purchases/Reinvestments	$4,606.35
Redemptions	$0.00
Withholdings	$250.68-
Account Value on Dec 31, 2015	$58,317.86

Portfolio Allocation



Legend

Third Ave Value Fd	19 %
Third Ave Sm-Cap Value Fd	24 %
Third Ave Real Estate Value Fd	25 %
Third Ave Intl Value Fd	19 %
Third Ave Focused Credit Fd	13 %

Summary of Accounts by Fund

Registration: ARYEH ZUBER AND
MIRANDA ZUBER JTWROS

Account Number: 6000283868

Fund Name	Beginning Value	Purchases/ Reinvestments	Redemptions	Ending Value
Third Ave Value Fd Instl CL	$12,539.59	$895.29	$0.00	$11,244.85
Third Ave Small-Cap Value Fd Instl CL	$15,192.43	$1,823.24	$0.00	$14,180.89
Third Ave Real Estate Value Fd Instl CL	$15,434.15	$789.01	$0.00	$14,870.65
Third Ave International Value Fd Instl CL	$11,972.67	$169.36	$0.00	$10,263.40
Third Ave Focused Credit Fd Inv CL	$12,262.97	$929.45	$0.00	$7,758.07
Total	**$67,401.81**	**$4,606.35**	**$0.00**	**$58,317.86**

EXHIBIT B

ASSIGNMENT OF POWER OF ATTORNEY

Miranda Zuber, being duly sworn, affirms under penalty of perjury of the laws of the State of New York:

1. I have been a beneficial owner of the units of multiple series of the Third Avenue Trust (the "Trust") since at least 2013 and remain so as of today. Attached are true and correct copies of confirmations showing my purchases of Trust units and also a brokerage statement evidencing my ownership of these units as of my most recent brokerage statement. I continue to beneficially own units of the Third Avenue Focused Credit Fund (the "Fund") as of the execution of this Verification.

2. On or about January 20, 2016, I authorized Stull, Stull & Brody to make a demand on the Trust for documents in connection with unusual activities at the Trust as described in the 12 Del. C. § 3819 letter, which is incorporated herein by reference.

3. I hereby give Stull, Stull & Brody full power of attorney to take all further steps it deems appropriate to protect my interest in the Trust, including, but not limited to, filing legal actions and taking any further steps to protect my interests, with respect to my Trust units, which it deems appropriate in its professional judgment.

I hereby verify that the foregoing statements made by me are true and correct.

[signature]

Miranda Zuber

STATE OF NEW YORK)
) ss:
COUNTY OF QUEENS)

On the 20th day of January, 2016, before me, the undersigned, personally appeared Miranda Zuber, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her capacity, and that by her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

[signature]

Notary Public

Jason R. Dagnenica
Notary Public, State of New York
Registration No. O1DA6298211
Qualified in Queens County
Commission Expires March 10, 2018

Exhibit B

KRAMER LEVIN NAFTALIS & FRANKEL LLP

JONATHAN M. WAGNER
PARTNER
PHONE 212-715-9393
FAX 212-715-8393
JWAGNER@KRAMERLEVIN.COM

January 29, 2016

BY PDF
Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Re: Third Avenue Trust

Dear Mr. Klein:

I have been retained in connection with your demand for inspection of books and records of Third Avenue Trust and, accordingly, I am responding to your January 21, 2016 letter.

Section 3819 of the Delaware Statutory Trust Act provides that any right of inspection is subject to "reasonable standards (including standards governing what information and documents are to be furnished at what time and location and at whose expense) . . . ." In addition, Section 3819 provides that the Trustees may keep confidential "any information that such persons reasonably believe to be in the nature of trade secrets or other information the disclosure of which such persons in good faith believe is not in the best interest of the statutory trust or could damage the statutory trust or its business. . . ." Finally, Section 3819 limits disclosure to "Information regarding the business and financial condition of the statutory trust" and "Other information regarding the affairs of the statutory trust as is just and reasonable."

Thus, before the Trust may produce any material, we need to discuss the parameters of the production, confidentiality issues, and who bears the expense of production.

Would you please let me know when you are available to discuss these important issues.

Yours truly,

Jonathan M. Wagner

JMW:jgf
cc: Sean Coffey, Esq.

Exhibit C

CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT

THIS AGREEMENT is entered into as of the 29th day of February 2016, by and among Miranda Zuber ("Mrs. Zuber"), by and through her undersigned counsel, and Third Avenue Trust ("the Trust"), a Delaware corporation.

RECITALS

WHEREAS, by letter dated January 21, 2016, Mrs. Zuber made a demand (the "Demand") to inspect certain books and records of the Trust;

WHEREAS, some or all materials requested in the Demand contain proprietary, confidential and/or non-public information;

WHEREAS, the Trust does not intend to produce materials or information that it asserts constitute or contain communications or information conveyed for the purpose of seeking or constituting legal advice, attorney work-product and/or the mental impressions of inside or outside counsel to the Trust, its Board of Trustees (or any committee thereof);

WHEREAS, Mrs. Zuber reserves her rights to contest the Trust's assertion of privilege or work product protection on any document that is withheld in whole or part from production;

WHEREAS, the Trust will, to the extent it withholds information based upon the assertion of privilege, provide Mrs. Zuber with a privilege log to the extent required by Delaware law;

WHEREAS, to the extent that the Trust produces documents in response to the Demand, the Trust will only produce documents (or portions thereof) to the extent the information is expressly sought by the Demand;

WHEREAS, Mrs. Zuber reserves her rights to seek information supplemental to that expressly sought by the Demand;

WHEREAS, to the extent that the Trust produces documents in response to the Demand, it does so without waiving any rights it may have to object to the Demand, including on the basis of privilege, relevance, scope, form, standing, or Mrs. Zuber's ability to establish a proper purpose or state a credible basis for her inquiry under the Delaware Statutory Trust Act, among other bases, and the Trust reserves all such rights, accordingly;

WHEREAS, Mrs. Zuber and the Trust, through their undersigned counsel, are entering into this Agreement to protect against the dissemination of confidential information or documents provided by or produced by the Trust.

NOW, THEREFORE, Mrs. Zuber, her undersigned counsel and the Trust (each a "Party" and collectively the "Parties") hereby agree as follows:

1. Definitions. For purposes of this Agreement:

a. "Trust Information" means all documents, and information from the contents thereof, produced for inspection, and all notes, summaries, extracts, or any other work product prepared by Mrs. Zuber or her Advisors (as defined below) from such documents and information.

b. "Advisors" of Mrs. Zuber include such attorneys and other consultants or experts retained by Mrs. Zuber as may be reasonably necessary to permit Mrs. Zuber to carry out the purposes for the inspection set forth in the Demand.

2. Use of Company Information.

a. Except as required by applicable law or regulatory process, Mrs. Zuber agrees that she and her Advisors will use the Trust Information only for carrying out the purposes set forth in the Demand, or as otherwise permitted under Delaware law.

b. Subject to the terms of this Agreement, Mrs. Zuber may provide the Trust Information to her Advisors; provided, however, that Mrs. Zuber must first have received from each such Advisor a duly executed Advisor Undertaking. With respect to disclosure of the Trust Information to all attorney Advisors, all attorney Advisors, other than those attorney Advisors listed herein, must provide undersigned counsel for Mrs. Zuber with a copy of a duly executed Attorney Advisor Undertaking in the form attached hereto as Exhibit A. A copy of each such executed Exhibit A will be provided to the Trust only in connection with any good faith inquiry by the Trust concerning possible violations of this Agreement. With respect to disclosure of the Trust Information to any other Advisor of Mrs. Zuber, all such Advisors must provide the undersigned counsel for Mrs. Zuber a copy of a duly executed Advisor Undertaking in the form attached hereto as Exhibit B prior to the production of any Trust Information to such Advisor. Undersigned counsel for Mrs. Zuber must maintain a copy of each such executed Exhibit B in its files. A copy of each such executed Exhibit B will be provided to the Trust only in connection with any good faith inquiry by the Trust concerning possible violations of this Agreement. Prior to any such inquiry, the Trust's counsel shall be required to communicate its intent to make an inquiry to Mrs. Zuber in the manner provided in paragraph 13 of this Agreement, and such communication shall include a description of the Trust's "good faith" basis for the inquiry.

3. Confidentiality of Trust Information. Mrs. Zuber and her Advisors shall hold all Trust Information in confidence, and will not disclose, publish, disseminate or communicate such Trust Information to any person (including, but not limited to, any other Trust shareholder, any party to a securities class action, derivative action, or other suit brought against the Trust or its officers and trustees, or counsel thereto), either directly or indirectly, except as provided in this Agreement unless and until the Trust consents in writing or a Court of competent jurisdiction expressly authorizes the treatment of such Trust Information as non-confidential. As used in this

Agreement, the term "person" shall be broadly interpreted to include, without limitation, any company, partnership, limited liability company, trust, other entity, including but not limited to any other law firm, or individual, but shall not include the Parties hereto or their Advisors who have signed the attached Attorney Advisor Undertaking or Advisor Undertaking. Notwithstanding the foregoing, Mrs. Zuber may disclose Trust Information to make a further demand on the Trust's Board of Directors or to file a lawsuit in her capacity as a stockholder of the Trust in accordance with applicable laws and subject to Paragraph 6 of this agreement without seeking prior written consent from the Trust.

4. Legally Required Disclosure. In the event that Mrs. Zuber or any of her Advisors are requested or required (by law or by deposition, interrogatories or requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any Trust Information, Mrs. Zuber and her Advisors shall first provide the Trust with prompt written notice of any such request or requirement (the "Notice") so that the Trust may seek a protective order or other appropriate remedy and/or waive compliance with the applicable provisions of this Agreement, and Mrs. Zuber shall reasonably cooperate with the Trust with respect to the foregoing. The Trust shall inform Mrs. Zuber within five (5) business days of receipt of the Notice whether it intends to waive compliance with applicable provisions of this Agreement or whether it intends to seek a protective order or other appropriate remedy. If the Trust intends to seek a protective order or other appropriate remedy, it shall do so within twenty (20) business days from receipt of the Notice. In the event the Trust is unable to obtain such protective order or other appropriate remedy or fails to inform Mrs. Zuber of its intent as provided herein or fails to seek relief in the time provided herein, Mrs. Zuber and/or her Advisors shall (a) furnish only that portion of the Trust Information that she is advised by legal counsel must be furnished, and (b) give the Trust written notice of the information to be disclosed.

5. Inadvertent Production.

a. The inadvertent production of any document or other information in connection with the Demand shall be without prejudice to any claim that such material is privileged under the attorney-client or other privilege or protected from discovery as work product, and the Trust shall not be held to have waived any rights by such inadvertent production. If documents or other information subject to a claim of attorney-client privilege, attorney work product or any other ground upon which production of such documents or other information could have been withheld from Mrs. Zuber is nevertheless inadvertently produced to Mrs. Zuber and/or her Advisors ("Inadvertent Production Material"), such production shall in no way prejudice or otherwise constitute a waiver of, or estoppel as to, any claim of privilege or work product or any other valid ground for withholding production to which the Trust would otherwise be entitled. In the event Mrs. Zuber or her Advisors become aware of Inadvertent Production Material, said party shall immediately notify Trust's counsel as set forth in Paragraph 13 hereto.

b. If a claim of inadvertent production is made by the Trust pursuant to this Paragraph 5 with respect to documents or information then in the custody of

Mrs. Zuber or her Advisors, Mrs. Zuber and her Advisors shall: (i) refrain from any further examination or disclosure of the claimed Inadvertent Production Material (except to any court resolving the issue of whether such material is privileged or protected); (ii) not use the Inadvertent Production Material for any other purpose; and (iii) immediately return all copies of the Inadvertent Production Material to the Trust (and take all reasonable efforts to destroy any materials or information derived therefrom), unless Mrs. Zuber or her counsel informs the Trust within five days of the Trust's notification of Inadvertent Production that he intends to make a good faith challenge to the Trust's privilege designation of the Inadvertent Production Material in court, in which case Mrs. Zuber may sequester the Inadvertent Production Material at issue, and such sequestration shall thereby postpone the requirements of this subsection unless and until the Inadvertent Production Material at issue is determined to be privileged by a court. If Mrs. Zuber moves a court for an order compelling production of the claimed Inadvertent Production Material, the motion shall not assert as a ground for entering such an order the fact of the inadvertent production or the substance (as opposed to the type or nature) of the Inadvertent Production Material, unless the substance of the material is put at issue by the Trust. While such a motion is pending, the Trust Information in question shall be treated as Inadvertent Production Material.

6. Confidential Filings.

a. All documents of any nature filed with any Court, including but not limited to pleadings, letters and briefs, that disclose Trust Information shall be filed as a Confidential Filing.

b. Any Party filing any pleadings, brief or letter (a "Filing") confidentially with any Court in accordance with Paragraph 6 of this Agreement shall comply with court rules governing the filing of confidential materials and information.

c. Should Mrs. Zuber subsequently bring litigation against, or purportedly on behalf of, the Trust, that litigation shall be brought in (i) a Court located in the State of New York, County of New York, (ii) the Court of Chancery, State of Delaware, or (iii) the United States District Court for the Central District of California, only until such time as any purported securities action pending in that District is transferred to a different district. This provision shall not be deemed a waiver by the Trust of any objections to such subsequent action by Mrs. Zuber or of the Trust's right to move for a stay, transfer or dismissal of such subsequent action by Mrs. Zuber or for any other appropriate relief.

7. Return of Company Information. Except as required by law, Mrs. Zuber agrees to return to the Trust all Trust Information, excluding court papers or attorney work product as described herein, possessed by Mrs. Zuber and/or her Advisors within a reasonable time following the completion of her review and/or use of such information, or upon the resolution of any demand issued or action commenced on behalf of Mrs. Zuber, under the terms of this Agreement, as reasonably requested in writing by the Trust or, alternatively, to certify that she or

her counsel have destroyed all copies of all Trust Information in their possession. Mrs. Zuber and her Advisors shall be entitled to retain court papers, discovery responses and objections signed by counsel, deposition and trial transcripts and Mrs. Zuber's attorney work product containing Trust Information provided that Mrs. Zuber and her Advisors shall not disclose court papers or attorney work product to any person except pursuant to court order or agreement with the Trust's counsel.

8. Rights Not Impaired. This Agreement does not constitute a waiver of the rights of any Party with respect to the relevance, discoverability, or admissibility of any documents or information subject to this Agreement in any subsequent proceeding, and each Party reserves all of their rights in that regard.

9. No Admission. Entering into, agreeing to and/or producing or receiving Trust Information or otherwise complying with the terms of this Agreement shall not:

a. Operate as an admission or concession as to the propriety of the Demand or any of the purposes stated therein or that the Trust Information is necessary or essential to those stated purposes;

b. Operate as an admission that particular Trust Information contains or reflects trade secrets or any other type of confidential material;

c. Operate as an admission that this Agreement is for any purpose other than designating how Trust Information produced pursuant to the Demand may be used and by whom;

d. Operate as a waiver or prejudice in any way the rights of the Trust to object to the production of documents for any reason, or operate as an admission that the restrictions and procedures set forth herein constitute adequate protection for any particular information deemed by the Trust to be confidential; or

e. Operate as a waiver or prejudice in any way the right of Mrs. Zuber to seek additional documents under any applicable laws or to pursue any applicable judicial remedy.

10. Remedies. Mrs. Zuber agrees that the Trust may not have an adequate remedy at law in the event of a breach of this Agreement by Mrs. Zuber or her Advisors, and that in the event of a breach of this Agreement by Mrs. Zuber or her Advisors the Trust may be entitled to specific performance and/or injunctive relief to enforce the terms of this Agreement. Such remedy shall not be deemed to be the exclusive remedy for any such breach of this Agreement but shall be in addition to any other remedy to which the Trust may be entitled at law or in equity.

11. Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement.

12. Execution by Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All amendments to, modifications of, and waivers of this Agreement must be in writing and signed by or on behalf of the Parties.

13. Notice. All notices and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, facsimile, email, Federal Express, registered or certified mail, postage pre-paid, return receipt requested, as follows:

If to the Trust:

John P. Coffey, Esq.
Jonathan M. Wagner, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Fax: (212) 715-8000
Email: scoffey@kramerlevin.com
jwagner@kramerlevin.com

If to Mrs. Zuber and/or her Advisors:

Aaron L. Brody, Esq.
Mark Levine, Esq.
Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, New York 10017
Email: abrody@ssbny.com
mlevine@ssbny.com
mklein@ssbny.com

14. Governing Law; Binding Effect; Etc. This Agreement and all matters arising out of or relating to this Agreement or the validity thereof shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to its principles or rules regarding conflicts of laws.

IN WITNESS WHEREOF, this Agreement has been executed and delivered on behalf of each of the Parties and their respective outside counsel by their duly authorized officer, agent or representative.

Kramer Levin Naftalis & Frankel LLP

By: ______________________
John P. Coffey

Attorneys for Third Avenue Trust

Stull, Stull & Brody

By: ______________________
Mark Levine
Patrick K. Slyne
Aaron L. Brody
Jason D'Agnenica
Michael J. Klein

Attorneys for Miranda Zuber

EXHIBIT A

ATTORNEY ADVISOR UNDERTAKING

I hereby certify that: (i) I understand the Trust Information is being provided to me pursuant to the Confidentiality And Non-Disclosure Agreement ("Agreement") by and among Miranda Zuber ("Mrs. Zuber"), her counsel and Third Avenue Trust ("the Trust"); (ii) I have read the Agreement; and (iii) I am a legal advisor retained by Mrs. Zuber.

I agree the Trust Information provided to me under the terms of the Agreement, including any information derived therefrom, shall not be disclosed to any other entity or individual, other than Mrs. Zuber and/or her Advisors, unless otherwise authorized under the Agreement.

I understand the terms of the Agreement and agree to be fully bound thereby.

I consent to the exclusive jurisdiction of the courts of the [State of Delaware] for the purpose of any suit, action or other proceeding relating to the enforcement of this Agreement. I expressly waive any and all objections to personal jurisdiction or to venue, including, without limitation, the inconvenience of such forum, in any of the courts of the State of Delaware in any suit, action or other proceeding relating to the enforcement of this Agreement.

I understand that any violation of the Agreement or this Attorney Advisor Undertaking may be punishable by such relief as deemed appropriate by the courts of the State of Delaware.

Date:

____
Name:
Company:

EXHIBIT B

ADVISOR UNDERTAKING

I hereby certify that: (i) I understand the Trust Information is being provided to me pursuant to the Confidentiality And Non-Disclosure Agreement ("Agreement") by and among Miranda Zuber ("Mrs. Zuber"), her counsel and Third Avenue Trust ("the Trust"); (ii) I have read the Agreement; and (iii) I am an Advisor (*i.e.*, a consultant or expert) retained by Mrs. Zuber and/or her counsel.

I certify that: (i) I have no current consulting, expert or other working relationship, and have had no such consulting, expert or other working relationship in the past, in any matter for or adverse to the Trust; (ii) I hereby undertake that I shall not form any consulting, expert or other working relationship with any law firm other than Stull, Stull & Brody in any litigation or potential litigation matter adverse to the Trust relating in any way to the subject matter of this action or the Trust Information provided to me under the terms of the Agreement; and (iii) I agree the Trust Information provided to me under the terms of the Agreement, including any information derived therefrom, shall not be disclosed to any other entity or individual, other than Mrs. Zuber and/or Advisors of Mrs. Zuber.

I understand the terms of the Agreement and agree to be fully bound thereby.

I consent to the exclusive jurisdiction of the courts of the State of Delaware for the purpose of any suit, action or other proceeding relating to the enforcement of this Agreement. I expressly waive any and all objections to personal jurisdiction or to venue, including, without limitation, the inconvenience of such forum, in any of the courts of the State of Delaware in any suit, action or other proceeding relating to the enforcement of this Agreement.

I understand that any violation of the Agreement or this Advisor Undertaking may be punishable by such relief as deemed appropriate by the courts of the State of Delaware.

Date: /s/

Name:

Company:

Exhibit D

KRAMER LEVIN NAFTALIS & FRANKEL LLP

DANIEL P. SCHUMEISTER
ASSOCIATE
PHONE 212-715-9271
FAX 212-715-8000
DSCHUMEISTER@KRAMERLEVIN.COM

April 8, 2016

CONFIDENTIAL

VIA E-MAIL

Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, New York 10017

Re: Ms. Miranda Zuber's Demand for Inspection of Books and Records of Third Avenue Trust

Dear Mr. Klein:

Without prejudice to Third Avenue Management LLC's position that Delaware law requires no further production of books and records, I enclose a document labeled TAM_FCF00001004-A, which was inadvertently omitted from our second production. Sequentially, TAM_FCF00001004-A falls between TAM_FCF00001004 and -1005.

The enclosed document has been designated "CONFIDENTIAL" pursuant to our Confidentiality Agreement. Under separate cover, we will send you the password needed to access this file, which is encrypted.

Very truly yours,

Daniel P. Schumeister

Enclosure

Exhibit E

UNIVERSITY OF CALIFORNIA

BERKELEY • DAVIS • IRVINE • LOS ANGELES • MERCED • RIVERSIDE • SAN DIEGO • SAN FRANCISCO   SANTA BARBARA • SANTA CRUZ

PROF. ERIC RAKOWSKI
SCHOOL OF LAW (BOALT HALL)
UNIVERSITY OF CALIFORNIA
BERKELEY, CALIFORNIA 94720-7200
EMAIL ERAKOWSKI@LAW.BERKELEY.EDU
PHONE 510-643-5706 FAX 510-643-2673

May 24, 2016

VIA REGULAR MAIL

Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Re: Demand upon the Board of Trustees of the Third Avenue Focused Credit Fund

Dear Mr. Klein:

As an Independent Trustee of the Third Avenue Trust's Board of Trustees (the "Board"), I write to confirm the Board's receipt of the demand letter you sent on behalf of your client, Ms. Miranda Zuber, in connection with her purported beneficial ownership of units in the Third Avenue Focused Credit Fund (the "Fund"), dated May 4, 2016 (the "Demand Letter"). The Demand Letter requests that the Board "investigate, institute litigation to recover damages from those who have acted in breach of their fiduciary duties, or who have engaged in mismanagement or negligence" and demands that "the Board take the remedial measures necessary to prevent recurrence of the wrongdoings of the type identified herein."

The Board has reviewed and discussed the Demand Letter and determined that the best interests of our shareholders will be served by the formation of a committee of independent trustees ("Demand Review Committee") to investigate and analyze the facts, circumstances, and issues discussed in the Demand Letter. The Board has voted to

designate four Independent Trustees – William Chapman, II, Edward Kaier, Charles Walden, and myself, Eric Rakowski – as the members of the Demand Review Committee. The Demand Review Committee will select and engage independent counsel to assist with the investigation.

Upon completion of its investigation, the Demand Review Committee will present its findings and recommendations to the full Board, with the exception of any interested Board members and any Board members found to have acted improperly. The Board will then decide how best to advance the interests of the Fund and its shareholders and take whatever actions it deems appropriate. The Board will inform you of its decisions at that time.

Very truly yours,

Eric Rakowski

Eric Rakowski

cc: William Chapman, II
Edward Kaier
Charles Walden

Exhibit F

GOODWIN

Mark Holland
212.459.7152
MHolland@goodwinprocter.com

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018

goodwinlaw.com
+1 212 813 8800

June 29, 2016

BY FEDERAL EXPRESS AND EMAIL (mklein@ssbny.com)

Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Re: Third Avenue Management – Shareholder Demand

Dear Mr. Klein:

We write regarding your May 4, 2016 letter on behalf of your client, Miranda Zuber ("Letter") to the Board of Trustees of the Third Avenue Trust (the "Board"). According to your Letter, Ms. Zuber beneficially owns units of multiple series of the Trust, including units of the Third Avenue Focused Credit Fund (the "Fund").

The Board has appointed a Special Demand Review Committee (the "Committee") comprised of four directors, William E. Chapman, Edward J. Kaier, Eric Rakowski, and Charles C. Walden, to review the matters raised in your Letter. The Committee is reviewing and considering your Letter and the matters raised therein. The Committee has retained Goodwin Procter LLP to assist it in its review.

As we understand your Letter, you contend that the Board and/or Third Avenue Management LLC failed to properly discharge their fiduciary duties to the Fund and its shareholders with respect to valuation and liquidity determinations leading up to the Fund's suspending redemptions on or about December 16, 2015. We understand that you, on behalf of your client, demand that the Board investigate and, if appropriate, institute litigation to recover damages for any breaches of duties; to take remedial measures necessary to prevent recurrence of the alleged misconduct identified in the Letter; and to adopt internal controls to ensure that the Trust will not file materially false and misleading financial reports. We further understand that you, on behalf of your client, demand that the Board provide a "more realistic" time estimate for winding down

the Fund. If our understanding of your client's demand is incorrect, please let us know immediately.

To assist it in its review of the matters raised in your Letter, the Committee requests that you provide us with any and all information and documents in your or your client's possession that support the allegations in your Letter, as well as any additional information or documentation that you would like the Committee to consider.

Once you have provided the requested documents and information, the Committee would be pleased to meet with you and your client at a mutually convenient time.

Sincerely,

Mark Holland

Exhibit G

STULL, STULL & BRODY
ATTORNEYS AT LAW
6 EAST 45th STREET
NEW YORK, N.Y. 10017

TELEPHONE
212-687-7230

TELECOPIER
212-490-2022

November 2, 2016

VIA E-MAIL

Mark Holland, Esq.
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018

Re: **Third Avenue Management – Shareholder Demand of Miranda Zuber**

Dear Mr. Holland:

Because I have not heard back from you or the committee for seven weeks (since my September 14 letter requesting the production of certain books and records), I am following up on behalf of Third Avenue Focused Credit Fund unit Holder Miranda Zuber.

The Committee, through your August 4, 2016 letter, asked us for the benefit of any further information we can provide. Not having all of the information to which we are entitled, which we requested in our January 21, 2016, Section 3819 Demand Letter (the "3819 Demand"), which we anticipate will support our demand, and which, due to the fact that substantially similar material has already been produced to other unit holders, can be produced to us at no cost or burden to the Trust puts us at a disadvantage.

Indeed, despite having not received multiple categories of documents requested in the 3819 Demand, I received an April 8, 2016, letter from Daniel Schumeister of Kramer Levin reiterating "Third Avenue Management LLC's position that Delaware law requires no further production of books and records[.]" That was unquestionably an incorrect legal position. As has since been clarified by the July 28, 2016, order in *Krasner v. Third Avenue Trust*, C.A. No. 12113 (Del.Ch.) (the "July 28 Order"), Delaware law clearly required further production of books and records. Because Mr. Krasner was entitled to documents as a matter of law based upon the same underlying facts as Ms. Zuber, who we represent here, it is clear that Chancery Court would order production of at least the same documents ifwe are forced to file suit.

It is clear that at least in the first instance the following documents should be produced pursuant to the 3819 Demand:

1) Minutes of the Risk Committee and the Liquidity Working Group, as well as any reports made to or considered by the Risk Committee and the Liquidity Working Group regarding the Fund's liquidity issues. (July 28 Order at ¶ 5). This clearly falls within request #3 of our 3819 Demand ("All documents relating to the Fund's liquidity buffer during the second half of 2015. ").

2) Documents relating to the departure of David Barse and members of his team, including documents below the level of the Board of Trustees. (July 28 Order at ¶ 6). This clearly falls within request #7 of our 3819 Demand ("All documents relating to the termination of Barse").

3) Documents relating to the offer made by Fortress to purchase the Fund's illiquid investments. (July 28 Order at ¶ 7). This clearly falls within request #1 of our 3819 Demand ("All documents demonstrating the actual or estimated value of the Fund's investments at the time the Fund was liquidated, including the value at which such investments could have been sold to Fortress Investment Group LLC ("Fortress"), or any other investor with whom discussions took place, rather than freezing the Fund."). We believe that further reports of potential sales of Trust assets would also be covered by this request, and must be produced for the same reason.

4) Documents relating to the independence of the Trustees, such as D&O insurance questionnaires, board questionnaires, or similar materials. (July 28 Order at ¶ 8). This clearly falls within request #8 of our 3819 Demand ("All documents relating to any conflicts between Barse and any other member of the Trust's Board of Trustees").

5) Documents relating to the liquidity and valuation issues that were reviewed by the board of trustees at its meetings relating to liquidity and valuation issues, such as reports on daily trading prices and the reports on fair value pricing. (July 28 Order at ¶ 9). This clearly falls within request #1 of our 3819 Demand, quoted above.

We look forward to receiving the above documents and then providing further information to the Committee. We in no way are waiving our rights to press the production of other categories of documents in the 3819 Demand. Please let us know when we can expect production. If you do not respond to this letter within two weeks, we will consider initiating a 3819 action in Delaware in order to receive, at the very least, the documents referenced above, each of which we believe we are unquestionably entitled to as a matter of law.

If the Committee does not have access to our 3819 Demand or the July 28 Order, please let me know and I will gladly provide them.

I look forward to receiving the requested documents from you.

Sincerely,

Michael J. Klein

Exhibit H

Michael Klein

From: Michael Klein <mklein@ssbny.com>
Sent: Monday, November 07, 2016 5:42 PM
To: 'Schumeister, Daniel'; 'Wagner, Jonathan M.'
Cc: Aaron Brody; 'Mark Levine'
Subject: RE: On Behalf of Third Avenue Management, LLC

Dear Mr. Schumeister,

On April 8, 2016, you represented that Third Avenue Management LLC's position was that Delaware law required no further production of books and records.

As you know, *Krasner v. Third Avenue Trust*, Docket No. 12113 (Del. Ch.), resulted in a July 28, 2016, order that undermines the conclusion that Delaware law required no further production of books and records.

We previously requested that information of the Special Committee, but it has not responded. As such, we demand that Third Avenue Management LLC produce the information the *Krasner* Court ordered produced by no later than this Thursday.

Thank you,

Michael

____

Michael Klein
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017
Tel: (212) 687-7230, x147
Fax: (212) 490-2022

From: Schumeister, Daniel [mailto:DSchumeister@KRAMERLEVIN.com]
Sent: Friday, April 08, 2016 3:56 PM
To: mklein@ssbny.com
Cc: Wagner, Jonathan M. <jwagner@KRAMERLEVIN.com>
Subject: On Behalf of Third Avenue Management, LLC

Dear Mr. Klein:

On behalf of Third Avenue Management, LLC, please see the attached letter and encrypted file. The password needed to access the encrypted file will be sent to you under separate cover.

Best regards,

Dan

Daniel Schumeister
Associate

KRAMER LEVIN
NAFTALIS & FRANKEL LLP
1177 Avenue of the Americas
New York, New York 10036
O: 212-715-9271 | F: 212-715-8000
dschumeister@kramerlevin.com
view bio
www.kramerlevin.com

Exhibit I

GOODWIN

Mark Holland
212.459.7152
MHolland@goodwinprocter.com

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018

goodwinlaw.com
+1 212 813 8800

November 9, 2016

Michael J. Klein, Esq.
Stull, Stull & Brody
6 East 45th Street
New York, NY 10017

Re: <u>Third Avenue Management – Shareholder Demand</u>

Dear Mr. Klein:

On behalf of our client, the Special Demand Review Committee (the "Committee") of the Board of Trustees of the Third Avenue Trust, I write in response to your letters dated November 2, 2016 and November 7, 2016.

With regard to your letter of November 2nd, I am not aware of any authority that would require a special litigation committee of a Delaware fund to produce documents in response to a shareholder's request. We ask that you please provide us with the cases or legal authorities that you believe entitle your client to make such a request and that require the Committee to produce documents in response to such a request.

With regard to your requests for an update on the status of the Committee's investigation, although we do not believe that the Committee is required to provide you with interim updates, we are happy to comply in this instance.

a. The Committee has formally met almost every two weeks since shortly after it was established in response to your client's demand. Members of the Committee have also had numerous informal conversations among themselves and with counsel. At each meeting, the Committee discusses the status of the investigation, including document collection and review, witness interviews, and expert analysis, as well as substantive issues relating to the Third Avenue Focused Credit Fund (the "Fund").

b. To date, the Committee and its counsel have requested, received, and reviewed over 22,000 documents from Third Avenue Management, LLC ("TAM"). These documents include Board materials, Board and TAM committee materials, internal memoranda, internal

and external emails, and voluminous data sets. This data includes daily Fund holdings, daily Fund transactions, and daily investor transactions, including subscriptions and redemption information during the relevant period. The Committee has received all of the documents that TAM has produced to date to the SEC and other regulatory agencies, as well as documents not requested by or produced to those agencies. In addition, the Committee has reviewed and analyzed the documents cited in Ms. Zuber's demand letter, SEC filings of the Fund and TAM, organizational documents and policies and procedures of the Fund, filings in the pending class actions and derivative suits, and media reports. TAM's gathering and production of documents is ongoing, and the Committee expects to receive and review a substantial volume of additional documents and data from TAM in the coming weeks.

c. The Committee has interviewed a dozen witnesses to date, including members of the Fund's Board of Trustees and present and former employees of TAM. One or more members of the Committee (and often all of them), have attended and participated in each of these witness interviews. The Committee expects to interview at least four more witnesses later this month and in early December. The Committee would also like to meet with you and your client during this period to ensure that it has received and considered any additional information you may wish to provide.

d. The Committee has retained an expert and an economic consulting firm to assist it with its investigation, including analyzing the data the Committee has received to date and continues to receive from TAM.

e. The Committee has conducted substantial analysis of relevant factual and legal issues.

f. The Committee presently intends to continue to meet with its counsel bi-weekly to discuss and direct the investigation and to provide the Board with an interim report at the earliest appropriate time.

We understand that certain parties to the pending litigations have agreed to mediate their disputes before Hon. Layn Phillips on December 13, 2016. The Committee presently does not intend to participate in that mediation (separate and apart from members of the Committee participating as members of the Board). Should that mediation result in a settlement proposal, the Committee

GOODWIN

will take appropriate steps, consistent with its duties and obligations, to protect the interests of the Fund and its shareholders.

I trust this letter adequately addresses your and Ms. Zuber's concerns. I look forward to meeting you both at a mutually convenient time in early December.

Very truly yours,

Mark Holland

Mark Holland

cc: Caroline H. Bullerjahn, Esq.
John J. Falvey, Jr., Esq.

Exhibit J

STULL, STULL & BRODY
ATTORNEYS AT LAW
6 EAST 45th STREET
NEW YORK, N.Y. 10017

TELEPHONE
212-687-7230

TELECOPIER
212-490-2022

November 15, 2016

<u>VIA EMAIL</u>

Jonathan Wagner
Daniel Schumeister
**KRAMER LEVIN NAFTALIS
& FRANKEL LLP**
1177 Avenue of the Americas
New York, New York 10036

Re: Demand for Inspection of Books and Records of Third Avenue Trust <u>Pursuant to 12 Del. C. § 3819</u>

Dear Mr. Wagner:

We write to you as attorneys for Miranda Zuber, a beneficial owner of the units of multiple series of the Third Avenue Trust (the "Trust"), including units of the Third Avenue Focused Credit Fund (the "Fund"). I had previously written to Mr. Whitman, Chairman of the Board, on January 21, 2016. That letter, which is attached hereto, is incorporated by reference herein, and includes a brokerage statement showing ownership of the Fund before it was frozen and an Assignment of Power of Attorney which is still valid. I understand that you now represent the Trust in this matter. If that is incorrect, please let me know and I will mail this to Mr. Whitman.

The purposes of this demand for inspection are reasonably related to Ms. Zuber's interest as a beneficial owner of the Trust, and such purposes include:

1. determining the value of assets in the Fund (and thereby, the value of Ms. Zuber's units); and

2. reviewing information regarding the business and financial condition of the statutory trust, and;

3. reviewing information regarding the affairs of the statutory trust in order to investigate possible wrongdoing in the management of the Fund, including, without limitation, with respect to:

    a. maintaining an adequate liquidity buffer;

b. whether to sell the Fund's assets to private-equity firm Fortress Investment Group LLC or any other offer that may arise,

c. the termination of Barse, and;

d. evaluating whether and to what extent derivative claims on behalf of the Fund may exist.

Certain of the documents we demanded were produced pursuant to a confidentiality order. On April 8, 2016, Daniel Schumeister of Kramer Levin represented to us that Third Avenue Management LLC's position was that Delaware law required no further production of books and records.

Subsequently, in *Krasner v. Third Avenue Trust*, Docket No. 12113 (Del. Ch.), an order was entered on July 28, 2016, that undermines Third Avenue Management LLC's conclusion that Delaware law required no further production of books and records. It is clear from the *Krasner* Court's order that Third Avenue Management LLC's position that certain documents requested by Ms. Zuber did not fall within the purview of Section 3819 was incorrect.

The plaintiff in the *Krasner* case is legally indistinguishable, for this issue, from Ms. Zuber. There is no reason to believe that a court would rule different with respect to Ms. Zuber if faced with the same issue. As such, we demand that the prior production we received be supplemented by the production that the Court ordered Mr. Krasner was entitled to as a matter of law:

1. Krasner established as a matter of law that he is entitled to obtain minutes of the Risk Committee and the Liquidity Working Group, as well as any reports made to or considered by the Risk Committee and the Liquidity Working Group regarding the Fund's liquidity issues. These documents thus fall within the scope of Section 3819. Ms. Zuber's prior demand (#3, 10) already requested these documents, and is renewed. To the extent you believe that Ms. Zuber's prior demand did not request these documents, we now demand them.

2. Krasner established as a matter of law that he is entitled to obtain documents relating to the departure of David Barse and members of his team, including documents below the level of the Board of Trustees. Ms. Zuber's prior demand (#7) already requested these documents, and is renewed. To the extent you believe that Ms. Zuber's prior demand did not request these documents, we now demand them.

3. Krasner established as a matter of law that he is entitled to obtain the offer made by Fortress to purchase the Fund's illiquid investments. Ms. Zuber's prior demand (#1) already requested these documents, and is renewed. To the extent you believe that Ms. Zuber's prior demand did not request these documents, we now demand them.

4. Krasner established as a matter of law that he is entitled to obtain documents relating to the independence of the Trustees, such as D&O insurance questionnaires, board questionnaires, or similar materials. Ms. Zuber's prior demand (#8) already requested these documents, and is renewed. To the extent you believe that Ms. Zuber's prior demand did not request these documents, we now demand them.

5. Krasner established as a matter of law that he is entitled to obtain the materials relating to liquidity and valuation issues that were reviewed by the board of trustees at its meetings relating to liquidity and valuation issues, such as reports on daily trading prices and the reports on fair value pricing. Ms. Zuber's prior demand (#11) already requested these documents, and is renewed. To the extent you believe that Ms. Zuber's prior demand did not request these documents, we now demand them.

In the event that the Fund does not respond to this letter, or fails to permit the inspection and copying of the demanded documents within five business days from the date of receipt of this demand, we will seek appropriate relief to the fullest extent permitted under the law.

We are willing to accept these documents as a continuation of the prior production, pursuant to our agreed upon confidentiality order, and we believe the Trust has these documents collected since it has already produced them to Mr. Krasner's counsel. Because Ms. Zuber is entitled to these documents as a matter of law, we see no reason why production should not occur immediately. Additionally, because Ms. Zuber is entitled to these documents as a matter of law, failure to produce them would clearly indicate an act of bad faith on your part and we will seek attorneys' fees if we are forced to litigate to receive the documents.

* * *

I hereby affirm that the purposes for the demanded inspection, as set forth above, constitute a true and accurate statement of the reasons Ms. Zuber, by and through his attorneys, in fact desire to review the demanded books, records, and

documents, and that his demand is being made in good faith. These purposes are reasonably related to Ms. Zuber's interests as a Fund holder.

Please contact me immediately to schedule the review of the demanded books and records: Stull, Stull & Brody, 6 East 45th Street, New York, New York 10017, telephone: (212) 687-7230, facsimile: (212) 490-2022; attention Michael Klein, Esq, or by email at mklein@ssbny.com.

I make the above statements under penalty of perjury of the laws of the State of New York.

Sincerely,

Michael J. Klein